04 APR -5 AM 7:21

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775
March 26, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024109

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated March 23, 2004 (Attached hereto as Exhibit A-1)
(2) Interim Report for the six months ended September 30, 2003 (Attached hereto as Exhibit A-2)

B. Japanese Language Documents

(1) Press release dated March 23, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Interim Report for the six months ended September 30, 2003
(A brief description in English is set forth in Annex A)

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Very truly yours,

Shinsei Bank, Limited

By [signature]
Name: Kazumi Kojima
Title: General Manager
Corporate Communications
Division

dlw 4/6

Exhibit A-1

04 APR -1 AM 7:21

March 23, 2004

Company Name: Shinsei Bank, Limited
Name of representative:
Masamoto Yashiro
President & CEO
(Code: 8303 TSE First Section)

Announcement Regarding Receipt of the Notice of the Filing of the Complaint (Supplement)

As we informed you by way of our "Announcement Regarding Receipt of the Notice of the Filing of the Complaint" dated March 9, 2004, on or around March 8, 2004, EST, copies of the Summons (dated March 3, 2004) and the First Amended Complaint (dated April 15, 2002) in the action for damages filed against Shinsei Bank, Limited ("the Bank") as a defendant (in the court in the Commonwealth of the Northern Mariana Islands (Saipan)) were delivered to the New York Representative Office of the Bank, in New York, U.S.A, sent from attorneys in Saipan acting on behalf of the bankruptcy trustee of EIE International Corporation which was declared bankrupt by the Tokyo District Court. This time, on March 23, 2004, another set of the Summons and the First Amended Complaint, which were identical to those the Bank received on March 9, 2004, were served upon the Bank at its headquarters by way of special postal delivery through the 5th Civil Division of the Tokyo District Court pursuant to the Hague Convention on the Service Abroad of Judicial and Extra-Judicial Documents in Civil and Commercial Matters.

Exhibit A-2



SHINSEI BANK

Interim Report 2003

Six Months Ended September 30, 2003

Focused

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)



(%)
24
20.01%
18.19%
18
793.8
12
5.70%
6
233.2
154.2
4.11%
0

Balance of claims disclosed under the Financial Revitalization Law
Claims disclosed under the Financial Revitalization Law as a percentage of total claims

We focused on intensive reduction of problem loans to become a healthier bank with a clean balance sheet. The ratio of Shinsei's non-performing claims, as disclosed under the Financial Revitalization Law, to total non-consolidated claims dramatically decreased to 4.11% at September 30, 2003.

Consolidated Total Shareholders' Equity and Capital Adequacy Ratio



(Billions of yen)
(%)
800
24
623.5
653.3
679.8
701.2
20.58%
600
17.04%
19.92%
20.10%
18
400
12
200
6
0
0
3/2002
9/2002
3/2003
9/2003

Total shareholders' equity
Capital adequacy ratio

Strong

Contents

Profile (Consolidated)

(As of September 30, 2003)

Establishment	December 1952
Total Assets	¥6,508.8 billion
Debentures	¥1,435.9 billion
Deposits, Including Negotiable Certificates of Deposit	¥2,654.5 billion
Loans and Bills Discounted	¥3,277.4 billion
Securities	¥1,520.3 billion
Total Shareholders' Equity	¥701.2 billion
Consolidated Capital Adequacy Ratio	20.58%
Non-Consolidated Capital Adequacy Ratio	20.17%
Number of Employees	2,360
Branches:	
Domestic	29 Branches, Including Head Office; 1 Annex
Overseas	1 Branch, 1 Representative Office

Creative

We have a strong capital base, with ¥701.2 billion in total shareholders' equity and a 20.58% capital adequacy ratio. We plan to increase our asset base, represented by loans with appropriate risks, utilizing our strong capital base.

Consolidated Total Revenue and Non-Interest Income



(%)
80
60
40
20
0
60
45
30
15
0
54.1%
61.5
32.3%
33.3
16.7
9/2002
9/2003

Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

We also focused on developing and offering creative products and services to meet our customers' needs. Shinsei's unique, comprehensive *PowerFlex* account, available 24/7, is attracting more retail customers. A wide range of value-added investment banking products and services provide solutions for our institutional customers. As a result of our creative efforts, our non-interest income increased to more than 50% of consolidated total revenue for the year ended September 30, 2003.



新生銀行

Sendai SFC

Summary of Events

2003	April	Shinsei Investment Management Co., Ltd. (SIM), commenced operations
		Opened Shiodome SIO-SITE Branch (relocated Hibiya Branch)
		Opened Roppongi Hills Branch
	May	Converted Nagoya Branch into Shinsei Financial Center (SFC)
	June	Opened Futakotamagawa Branch
	September	Established Hibiya Kids Park, the first on-site child day care center among Japanese banks, for staff at Head Office
	October	Relocated Sendai Branch and converted into SFC
	November	Changed organization of Institutional Banking Group to further integrate relationship management and product teams
		Was selected as sponsor of corporate revitalization process for Matsuyadenki Co., Ltd.
		Commenced "Shinsei Daily Bank" ATM services at Daily Yamazaki convenience stores
	December	Won *International Financing Review* (IFR) magazine's 2003 awards for best securitization deal and team
		Received approval to convert from long-term credit bank charter to ordinary bank charter
2004	January	Launched Housing Loan Centers in Tokyo, Yokohama and Osaka
		Decided to adopt "Company with Committees" board model (to be effective after general shareholders' meeting in June 2004)
	February	Listed Bank's common stock on First Section of Tokyo Stock Exchange



株式会社 新生銀行

Listing on Tokyo Stock Exchange

To Our Customers, Partners and Shareholders



Since its launch in March 2000 as a new bank, Shinsei has pursued a consistent strategy centered on building financial strength by improving asset quality and expanding product offerings in both investment banking and retail banking.

On February 19, 2004, we took a major step forward in our strategy when Shinsei's shares were listed on the First Section of the Tokyo Stock Exchange. This listing shows that our efforts and stable performance have been recognized by the capital markets and our institutional and individual customers. We greatly appreciate the support you have given us.

Our listing is but one of many steps in the Bank's evolution. In April 2004, we will change our charter to be that of an ordinary bank, enabling us to further broaden our range of products and services. Shinsei's goal is to achieve long-term profit growth through fiscal strength and transparency and the highest levels of customer satisfaction—or, as we like to say, "Better Banking."

Shinsei's Financial Strength

For the six months ended September 30, 2003, consolidated net income totaled ¥34.0 billion. This was up ¥7.5 billion from the same period the previous year, due mainly to steady growth in the investment banking business.

We continued to focus on improving our asset quality for the six months ended September 30, 2003. Total problem claims amounted to ¥154.2 billion, or 4.1% of total credit, down ¥79.0 billion compared with the end of March 31, 2003.

The capital adequacy ratio stood at 20.58% and the Tier I capital ratio was 15.44%.

Shinsei's Creative Approach: Banking Solutions and Services

One of Shinsei's unique qualities is our commitment to deliver superior financial solutions geared to the specific needs and challenges faced by our institutional and retail banking customers. Creativity, innovation and an ability to bring new ideas to the Japanese banking sector are crucial to moving Shinsei beyond commercial lending into more rewarding advisory areas, where higher-margin fee

and commission income play a larger part. In the period under review, non-interest income accounted for 54.1% of consolidated total revenue, compared with 32.3% for the same period the previous year.

In our institutional banking business, restructuring resulted in a much more effective organization. By merging the relationship management and product groups, we are able to present customers with a single, unified offering, delivering the full range of the Bank's skills and services. To further strengthen these, we enhanced the corporate revitalization and non-banking business areas, which promise many business opportunities, and expanded our capital markets business for financial institutions. In April 2004, the Real Estate Finance and Specialty Finance divisions will be integrated into the Corporate Banking Business Sub-Group.

In addition to securitization, advisory businesses, non-recourse lending and credit trading, we achieved satisfactory results in the corporate revitalization and non-banking business areas. In corporate revitalization, the Shinsei group was selected to be the sponsor of the corporate revitalization process for Matsuyadenki, Co., Ltd. In the non-banking area, we acquired the installment credit business of Teijin Finance Limited and relaunched it as Shinsei Sales Finance Co., Ltd.

In retail banking, Shinsei continued to move forward strongly. Retail customers appreciate our flexible approach to their banking needs, and have decided in record numbers to bank with Shinsei. Since the launch of our comprehensive *PowerFlex* account in June 2001, services such as internet banking, telephone banking and ATMs available 24 hours a day, seven days a week, have resulted in more than 550,000 new accounts, representing more than ¥1.5 trillion of assets under management.

During the period, we expanded our Shinsei Financial Centers and finished refurbishment of all our existing branches. In addition, we opened new branches in several commercial districts, including Shiodome SIO-SITE Branch and Roppongi Hills Branch in April 2003 and Futakotamagawa Branch in June 2003. We also located our Tokyo Housing Loan Center close to Tokyo Station to improve our home loan consultation services.

A Platform for the Future: Delivering Better Banking

Shinsei is now a stronger and more efficient organization with a high-caliber workforce. By many financial and return measurements, we have already surpassed a number of incumbent domestic banks.

Looking ahead, I expect our future success will largely be based on the same strategic elements that have brought us this far, this fast: leveraging our skills to increase our financial strength, and our commitment to bring new, creative ideas to our retail and institutional customers.

We firmly believe that our commitment to transparency will serve us well as a public company, and we look forward to working together to build our successes in the future.

March 2004

Masamoto Yashiro
Chairman, President and CEO

Institutional Banking Group: Focusing Our Strengths to Create Better Banking

The Institutional Banking Group leverages Shinsei Bank's strongest assets—our people, our customers and our knowledge—to create a diverse range of solutions that meet the challenges facing our corporate and financial institution customers, as well as to help make Shinsei Bank one of Japan's healthiest banks.

Consolidated Total Revenue and Non-Interest Income


(Billions of yen)
(%)
80
60
40
20
0
60
45
30
15
0
51.8
32.3%
16.7
54.1%
61.5
33.3
9/2002
9/2003
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

Building a Stronger Bank for Our Customers

Shinsei Bank has strategically focused on diversifying our income sources to produce stronger, more stable revenue streams by creating a new business model that includes establishing investment banking businesses, which generate fees, commissions and other non-interest income that complement the interest income earned from lending. These businesses include securitization, M&A, credit trading, private equity, leveraged finance and non-recourse lending, many of which are new to the traditional Japanese banking industry, and all with good growth potential.

Established in January 2002, the Institutional Banking Group integrates relationship management and product groups to create a unified, powerful banking team. This team continuously provides fast and sophisticated financial solutions to our institutional customers' funding and business restructuring needs. In November 2003, in an effort to further improve service to our institutional customers and focus resources on key business areas, we consolidated corporate restructuring-related businesses into the Corporate Business Solutions Sub-Group, and established the Non-Bank Financial Services Division and the Real Estate Finance Division.

In addition to helping our customers, these efforts significantly contributed to the Bank's ability to increase non-interest income to more than 50% of consolidated total revenue in the first half of fiscal 2003.

Creating Expertise through Alliances and Acquisitions

Sometimes the quickest and best way to meet our customers' needs has been to team up with or acquire companies with the necessary skills and expertise. A joint venture with NISSIN CO., LTD., a partnership with SHINKI CO., LTD., and the acquisition of non-bank lending institutions EQUION COMPANY, LIMITED (currently Shinsei Property Finance Co. Ltd.), and APOLLO FINANCE CO., LTD., are examples of how such initiatives have strengthened our financing capabilities to small and medium-sized enterprises (SMEs).

Business partnerships have also played a key role in Shinsei's asset management activities. We entered into an exclusive distribution agreement and tie-up for launching new investment funds with global asset management firms Ramius Capital Group, LLC, Investor Select Advisors Limited and BlueBay Asset Management Limited. These relationships are managed by Shinsei Investment Management Co., Ltd. (SIM), a wholly owned subsidiary established in April 2003.

Building on Our Strengths

In the first half of fiscal 2003, the Institutional Banking Group continued to actively provide and improve on our top-quality M&A advisory, credit trading, securitization, project finance, leveraged finance, and non-recourse and conventional lending services. Backed by our strong balance sheet, we were able to focus on creating new solutions to customers' unique financial challenges. These efforts resulted in Shinsei Bank being first to market with numerous products and services in these areas.

In an effort to make non-recourse lending affordable for SMEs, we introduced the Multi-Asset Program (MAP), a non-recourse loan conduit program. By providing non-recourse loans through a

single special purpose company, MAP reduces the costs of funding, making it accessible to small and medium-sized properties.

In August 2003, we arranged our second issuance of the groundbreaking Hydra Series. Hydra is the first residential mortgage-backed securitization (RMBS) in Japan to pool housing loan receivables from multiple originators. Its unique structure gives investors geographic diversification and stable cash flows. It also enables us to securitize assets that are difficult to securitize on their own. This innovation resulted in our winning *IFR* magazine's 2003 awards for best Japanese securitization and Japanese securitization house.

Our affiliates Shinsei Securities Co., Ltd., Shinsei Trust & Banking Co., Ltd., and Shinsei Servicing Company (Shinsei Servicer), also stood out in their respective areas. International rating agency Fitch Ratings assigned Shinsei Trust its first rating of a Japanese trustee, and Shinsei Servicer the first Japanese residential mortgage primary servicing rating. Shinsei Securities continued to rank near the top of the Japanese asset-backed securitization league tables.

Focusing on the Needs of Today's Japan

In Japan's current economic environment, Shinsei has targeted two key areas where our expertise and capital can benefit our customers: corporate revitalization and non-banking financial services.

Corporate Revitalization

To effectively meet our customers' corporate revitalization needs, the Institutional Banking Group's Corporate Business Strategy Sub-Group, which was instrumental in cleaning up Shinsei's own balance sheet, was relaunched as the Corporate Business Solutions Sub-Group in March 2003. This group's mission is to utilize its know-how to help customers dispose of problem loans and improve corporate management so that they can regain their profit-generating capabilities and competitiveness. This is being accomplished through balance sheet strengthening, business divestiture, acquisition of companies and disposal of non-performing assets.

Corporate Revitalization Case Study—Matsuyadenki

In October 2003, the Shinsei group was selected to be the sponsor of the corporate revitalization process for Matsuyadenki, a consumer electronics chain that applied to the Industrial Revitalization Corporation of Japan for assistance. As the sponsor, the Shinsei group has financed Matsuyadenki's acquisition by an investment fund, and we will employ our know-how in corporate revitalization, real estate financing and other areas to restructure the company's debt and enhance its profitability.

Non-Banking Business

Shinsei believes the Japanese non-bank financial sector has high growth potential and adequate risk-adjusted return. To increase our presence in this area, in November 2002 we established Shinsei Business Finance Co., Ltd., a joint venture between Shinsei Bank and veteran SME lender NISSIN. The joint venture leverages Shinsei's corporate analysis capabilities and NISSIN's deep knowledge of the market to create and provide products to meet SME funding needs overlooked by traditional financial service providers. Our two new group companies, Shinsei Property Finance and APOLLO FINANCE, grant loans secured through real estate to SMEs and individual customers, respectively.

In February 2004, the Shinsei group acquired the installment credit business of Teijin Finance, and the subsidiary commenced operations under the new name Shinsei Sales Finance.

Retail Banking Group: Better Banking for Our Retail Customers

Shinsei continually seeks to introduce new services and products that meet or exceed the needs of our customers. Our creative and innovative approach is made possible by understanding our customers' expectations, applying advanced technology and keeping a tight control on costs.

Number of *PowerFlex* Accounts and Balance of Assets under Management


(Billions of yen)
(Thousands of accounts)
1,600
1,200
800
400
0
600
450
300
150
0
204.4
772.0
1,233.6
1,482.1
1,540.2
60
172
247
372
525
12/2001
6/2002
12/2002
6/2003
12/2003

Assets under management
Number of accounts

Products and Services Matched to the Needs of Retail Customers

Beginning with the launch of *PowerFlex,* Shinsei's comprehensive retail savings account, the Bank has strived to introduce high-quality products and services that are at the forefront of Japanese retail banking. Our most recent launches include *PowerSmart* housing loan, individual annuity products and *Shinsei American Express Card.* In March 2003, Shinsei established a Specialty Products Division, which offers creative asset management services for our customers, including investment trusts and portfolio advice.

For high net worth clients, Shinsei's Wealth Management Division provides advanced consulting and portfolio management expertise, including sophisticated financial planning advice, consulting services on inheritance approaches and the private placement of investment trusts.

Shinsei's customer-oriented product development approach will be extended further to include such services as yen time deposits with unmatched flexibility.

Comprehensive *PowerFlex* Account

Shinsei's comprehensive retail banking account, *PowerFlex,* allows customers to manage a host of banking products and services through a single account, and to conduct transactions 24 hours a day, 365 days a year through ATMs, by telephone with Shinsei *PowerCall,* or over the Internet with Shinsei *PowerDirect.* Domestic fund transfers via the Internet are free of charge, as are ATM services. Furthermore, Shinsei customers incur no fees, even when using another bank's ATM network. The Bank also offers foreign currency deposits, which allow customers to make transactions at almost real-time exchange rates. The most recent addition to this program was New Zealand dollar deposits. We have also steadily improved the diversification of banking card functions, such as through the inclusion of international local currency withdrawal services for customers traveling overseas and *J-Debit* debit card services.

PowerFlex's convenience and innovation has captured the attention of a growing number of retail customers. By the end of December 2003, the number of accounts had surpassed 520,000, representing more than ¥1.5 trillion of assets under management.

***PowerSmart* Housing Loan**

Shinsei's *PowerSmart* housing loan was launched in February 2002 to meet customers' desires to shorten their mortgage repayment period. Early repayment without fees or charges was historically not allowed in the traditional Japanese banking system. *PowerSmart* housing loan allows customers to prepay automatically without fees or charges. Customers can then overdraw from ATMs up to the same amount as they previously contributed to the early repayment of their mortgage.


SHINSEI BANK
Housing Loan Center Tokyo

Branch and Infrastructure Expansion

Shinsei Financial Centers were introduced to provide a more open, relaxing and attractive banking branch environment for our retail customers. We began by rebuilding existing branches to fit the SFC model. Now all branches follow the SFC approach.

To maximize customers' convenience and our profitability, we conducted a thorough review of the branch network and decided to relocate nine branches. Our branch strategy focuses on introducing new branches in business districts that have a high concentration of consumers and working professionals, such as LaLaport SFC at Funabashi in Chiba Prefecture, Futakotamagawa SFC

in Setagaya-ku, and Shiodome SIO-SITE SFC and Roppongi Hills SFC in Minato-ku in Tokyo. To meet the after-work needs of customers, SFCs are open until 7 p.m. on weekdays. Where necessary, we provide even more flexibility. For example, LaLaport SFC, an in-store branch in a commercial complex, is open from 10 a.m. to 8 p.m., seven days a week, 364 days a year (closed New Year's Day).

Our Housing Loan Center Tokyo operates from a centrally located Marunouchi district building, only steps away from Tokyo's main train station. Opened in January 2004, the facility is dedicated to providing assistance on housing loans. In addition to our Housing Loan Center Tokyo, we have also opened centers in Shinjuku, Yokohama and Osaka SFCs.



Shinsei Financial Centers

Shinsei considers the retail bank office to be a showroom for customers and has developed its SFCs to be comfortable and functional. Here, customers can receive a wide variety of services, from quick transactions to more involved consulting services.

At the SFC in the Bank's Head Office building, a Yahoo! Cafe provides broadband internet services and a Starbucks coffee shop offers refreshments. This combination of services is unprecedented in Japanese retail banking.

(Head Office SFC)

Customer convenience drives our efforts to expand our ATM network. In addition to Shinsei's own ATMs, we have teamed up with other financial institutions to expand the reach of our ATM network. Today, our ATM network allows customers to withdraw cash free of charge from the approximately 60,000 ATMs of IY Bank, Co., Ltd., Japan Post and other partners. Shinsei continues to think creatively about the placement of new ATMs, such as through its partnership with Keihin Electric Express Railway Co., Ltd., to place Keikyu Station Bank ATMs on the platforms of Keihin Kyuko train stations. Our ATMs were installed at Daily Yamazaki convenience stores in November 2003 and at Yokohama Station in February 2004 through partnerships with Daily Yamazaki Co., Ltd., and Sagami Railway Co., Ltd., respectively.



Keikyu Station Bank

The ease of conducting transactions and purchasing products through Shinsei *PowerCall* and Shinsei *PowerDirect* has made these services very popular. The number of customers accessing these channels has been increasing significantly.

Customer Creed: Better Banking

Since the launch of Shinsei's retail bank in June 2001, the Retail Banking Group has dedicated itself to providing world-class retail banking services to our customers. We continue to endeavor to be a reliable and user-friendly bank as well as the bank of choice, backed by our strong financial position and long-term profitability.

Summary of Performance

Consolidated Net Income



(Billions of yen)
40
30
20
10
0
26.4
34.0
9/2002
9/2003

Consolidated Net Income

For the first half of fiscal 2003, ending March 31, 2004, consolidated net income totaled ¥34.0 billion, a 28.6% increase compared with the same period in the prior fiscal year. Although net interest income decreased 19.5%, as we continued to focus on improving asset quality by reducing loans, this was more than offset by a significant increase in net other business income, including income from our investment banking activities.

Consolidated Total Revenue and Non-Interest Income



(Billions of yen)
(%)
51.8
32.3%
16.7
54.1%
61.5
33.3
9/2002
9/2003
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

Consolidated Total Revenue and Non-Interest Income

Consolidated non-interest income, including gain on money held in trust, totaled ¥33.3 billion, accounting for 54.1% of total revenue of ¥61.5 billion.

Consolidated Total Shareholders' Equity and Capital Adequacy Ratio



(Billions of yen)
(%)
653.3
679.8
701.2
19.92%
20.10%
20.58%
9/2002
3/2003
9/2003
Total shareholders' equity
Capital adequacy ratio

Consolidated Total Shareholders' Equity and Capital Adequacy Ratio

At the close of the interim term, consolidated total shareholders' equity was higher than at the end of the previous fiscal year, at ¥701.2 billion.

The capital adequacy ratio was up 0.48 percentage point at the end of the interim term, from 20.10% at the end of fiscal 2002 to 20.58%.

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)



(Billions of yen)
793.8
186.6
332.4
274.7
233.2
98.4
99.0
35.7
154.2
45.1
94.4
14.6
9/2002
3/2003
9/2003
Substandard claims
Doubtful claims
Claims against bankrupt and quasi-bankrupt obligors

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)

Please see pages 13–15 for further information.

Contents

Consolidated Financial Highlights

Shinsei Bank, Limited and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2002, and the year ended March 31, 2003

	Billions of yen			Millions of U.S. dollars
	Sept. 30, 2003 (6 months)	Sept. 30, 2002 (6 months)	Mar. 31, 2003 (1 year)	**Sept. 30, 2003 (6 months)**
For the fiscal terms ended:				
Net interest income	**¥ 28.2**	¥ 35.0	¥ 66.1	**$ 253.8**
Net fees and commissions	**7.6**	8.3	16.5	**68.3**
Net trading (loss) income	**(0.2)**	5.3	8.5	**(2.1)**
Net other business income	**25.9**	2.9	16.5	**233.4**
Total revenue	**61.5**	51.8	107.7	**553.4**
Net income	**34.0**	26.4	53.0	**305.9**
Balances at the end of:				
Total assets	**¥6,508.8**	¥7,699.2	¥6,706.9	**$58,506.4**
Loans and bills discounted	**3,277.4**	3,883.5	3,502.3	**29,459.9**
Debentures	**1,435.9**	2,188.6	1,913.5	**12,907.5**
Deposits, including negotiable certificates of deposit	**2,654.5**	2,633.1	2,576.9	**23,861.0**
Total shareholders' equity	**701.2**	653.3	679.8	**6,303.0**
Per share (in yen and U.S. dollars):				
Common shareholders' equity	**¥ 266.8**	¥ 233.0	¥ 249.6	**$ 2.40**
Fully diluted shareholders' equity	**345.8**	322.2	355.3	**3.11**
Basic net income	**23.6**	19.5	36.2	**0.21**
Diluted net income	**16.8**	13.1	26.2	**0.15**
Ratios				
Return on common shareholders' equity	**18.2%**	16.2%	15.6%	
Return on total assets	**1.0**	0.7	0.7	
Capital adequacy ratio	**20.6**	19.9	20.1	
Tier I capital ratio	**15.4**	13.0	14.3	

Notes: 1. Unless otherwise specified, dollar figures in this interim report refer to U.S. currency and are presented solely for the readers' convenience. All U.S. dollar amounts are translated at ¥111.25=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2003.
2. Since all yen figures, except per share figures, have been truncated rather than rounded, the totals do not necessarily agree with the sum of the individual amounts. Ratios and per share figures have been rounded.

Summary of Consolidated Interim Statements of Income and Balance Sheets

Net Interest Income

Our principal interest-earning assets are domestic loans and bills discounted as well as securities (other than securities held for trading purposes), consisting mainly of Japanese government bonds and bonds issued by non-Japanese corporations. Our principal interest-bearing liabilities are deposits (including negotiable certificates of deposit and foreign-currency deposits), debentures, and subordinated bonds and debt.

Net interest income for the six months ended September 30, 2003 was ¥28.2 billion, a 19.5% decline compared with the same period in the prior fiscal year, as total interest income decreased more than total interest expenses. Total interest income for the six months ended September 30, 2003 declined ¥15.2 billion to ¥44.9 billion and total interest expenses declined ¥8.4 billion to ¥16.7 billion.

Total interest income decreased because we reduced our loans and bills discounted substantially as we continued to focus on improving asset quality.

Total interest expenses decreased mainly because we reduced our interest-bearing liabilities, particularly higher-cost debentures and subordinated debt, replacing them with deposits and other, generally less expensive, funding sources.

Net Fees and Commissions

Fees and commissions include, among other things, prepayment, arrangement and other fees on loans and other financing products, fees for securities services, particularly for structuring and underwriting securitization transactions, fees for corporate advisory services, and commissions on sales of asset management products.

For the six months ended September 30, 2003, we earned ¥7.6 billion in net fees and commissions, a decrease of ¥0.7 billion compared with the same period in the previous fiscal year. The main factor was a decrease in fees from loan prepayments from ¥2.2 billion for the six months ended September 30, 2002 to ¥0.5 billion for the same period in the current fiscal year. This decrease was offset in part by an increase in commissions on sales of asset management products.

Net Trading (Loss) Income

Net trading income represents revenues from transactions undertaken for trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to investments in securities, we engage in foreign currency and derivatives transactions as part of our trading activity. Net trading income also reflects income we derive from providing derivative products, including structured deposits, to customers.

Net trading loss for the six months ended September 30, 2003 was ¥0.2 billion, compared with net trading income of ¥5.3 billion for the same period in the prior fiscal year. The decrease was due mainly to a decline in revenue from derivatives transactions as a result of a decline in derivatives trading activity.

Net Other Business Income

Our net other business income for the six months ended September 30, 2003 was ¥25.9 billion, an increase of ¥22.9 billion compared with the same period in the previous fiscal year. The principal reason for the increase was the ¥19.0 billion improvement in net gain (loss) on securities and foreign exchanges, which was attributable to the losses we incurred on our U.S. corporate bond portfolio for the six months ended September 30, 2002. We have taken a number of measures to limit the potential losses on these investments.

Also contributing to the increase in net other business income was a ¥5.9 billion increase in income on monetary assets held in trust. The most significant factor in this increase was an improvement in gains from equity securities-related transactions, which was supplemented by gains on sales of loans in our credit-trading business and gains from the sale of securitized assets.

The "other, net" category of other business income includes primarily income from our credit trading activities. Other, net was ¥8.1 billion for the six months ended September 30, 2003, a decrease of 19.3% compared with the same period in the previous fiscal year. The decrease was primarily attributable to a drop in net revenue from our credit-trading activities.

Total Revenue

Mainly as a result of the increase in net other business income, offset in part by the decrease in net interest income and net trading income, total revenue for the six months ended September 30, 2003 was ¥61.5 billion, 18.8% more than the same period in the previous fiscal year.

General and Administrative Expenses

General and administrative expenses for the six months ended September 30, 2003 were ¥34.1 billion, 0.9% lower than the same period for the prior fiscal year, as a result of our continuing efforts to maintain fiscal discipline to keep expenses low. Personnel expenses decreased ¥1.1 billion, primarily as a result of early retirements and other departures of employees. These employees retired or departed as part of a career planning and placement assistance program.

Though we increased the number of branches and subsidiaries, premises expenses were substantially unchanged from the same period in the previous year, as we rationalized our use of space in our branches, satellite office and headquarters.

Technology and data processing expenses for the six months ended September 30, 2003 increased 25.0% to ¥2.9 billion compared with the six months ended September 30, 2002. The increase was principally due to increased investments in new information technology systems, as well as an increase in related maintenance and depreciation expenses.

Deposit insurance premium increased ¥0.1 billion, mainly due to an increase in the amount of retail banking deposits that are subject to deposit insurance. Other general and administrative expenses were substantially unchanged, with the bulk of such expenses consisting of outsourcing and temporary staff expenses, professional and management advisory fees, and printing, communication and stationery expenses.

As a result of the above, our overhead ratio, or the ratio of general and administrative expenses to total revenue, was 55.5% for the six months ended September 30, 2003, compared with 66.6% for the same period in the prior fiscal year.

Credit Recoveries

The principal components of credit recoveries are provisions or reversals of reserves. In accordance with Japanese regulatory requirements, we maintain general and specific reserves for loan losses, a reserve for loan losses to restructuring countries, and a specific reserve for other credit losses. See "Asset Quality and Disposal of Problem Loans (Non-Consolidated)" for a discussion of our loan loss reserve policies.

We recorded credit recoveries of ¥7.2 billion for the six months ended September 30, 2003 compared with credit recoveries of ¥1.7 billion for the six months ended September 30, 2002. The principal reason for the overall improvement was large decreases in the amount of net provision of specific reserves for both loan losses and other credit losses for the six months ended September 30, 2003 compared with the same period in the previous fiscal year. These changes were offset in part by a decrease in the amount of net reversal of general reserve for loan losses.

Net reversal of general reserve for loan losses was ¥6.6 billion for the six months ended September 30, 2003 compared with ¥76.1 billion for the six months ended September 30, 2002. The decrease was principally attributable to a reduction in the amount of substandard claims that we collected on or disposed of in the six months ended September 30, 2003, due to our sustained efforts to do so in prior periods. This decrease was offset in part by a ¥3.0 billion provision to the general reserve due to a change in our reserve policy. For the six months ended September 30, 2003, we recorded a ¥6.6 billion reversal of specific reserve for loan losses, as opposed to a ¥55.8 billion provision for the six months ended September 30, 2002. The improvement was mainly due to our efforts to collect on or dispose of doubtful claims and claims against bankrupt and quasi-bankrupt obligors without incurring losses in excess of existing reserves.

The ¥4.3 billion net provision of specific reserve for other credit losses for the six months ended September 30, 2003 was principally attributable to the ¥5.3 billion provision we made in connection with a dispute that we have with Japanese tax authorities regarding payments we made on certain debt-assumption transactions that were initially entered into by LTCB. The ¥18.0 billion net provision of specific reserve for other credit losses for the six months ended September 30, 2002 was principally attributable to amounts, included in accounts receivable, that we believe the Deposit Insurance Corporation of Japan (the "DIC") is obligated to reimburse to us regarding claims that we have already written off due to the bankruptcy of the obligors, but the return of which the DIC has not yet accepted.

Credit Recoveries

	Billions of yen	
	Six months ended September 30, 2003	Six months ended September 30, 2002
Losses on write-off of loans	**¥ 0.6**	¥ 0.0
Losses on sale of loans	**0.0**	0.3
Net (reversal) provision of reserve for loan losses:		
Net reversal of general reserve for loan losses	**(6.6)**	(76.1)
Net (reversal) provision of specific reserve for loan losses	**(6.6)**	55.8
Net reversal of reserve for loan losses to restructuring countries	**(0.0)**	(0.0)
Net reversal of reserve for loan losses	**(13.4)**	(20.2)
Net provision of specific reserve for other credit losses	**4.3**	18.0
Provision of reserve for losses on sale of bonds	**1.1**	—
Credit recoveries	**¥ (7.2)**	¥ (1.7)

Other Gains (Losses), Net

Other gains (losses), net were ¥1.0 billion for the six months ended September 30, 2003, compared with ¥2.8 billion for the six months ended September 30, 2002. Other gains (losses), net for the six months ended September 30, 2003 included a ¥2.6 billion refund of Tokyo regional bank tax that was paid by the Tokyo Prefectural Government in connection with a settlement it reached with a number of other banks. Other gains (losses), net for the six months ended September 30, 2002 included a ¥3.0 billion gain on exemption from future pension obligation, recognized as a result of our receipt of approval to return pension assets to the Japanese government; and a ¥1.8 billion gain on prescription of debentures that LTCB had issued but had been unclaimed for longer than the 15-year period during which they could be claimed. This was the first time Shinsei or LTCB recognized such gains. These and other gains recorded for the six months ended September 30, 2003 and 2002 were offset in part by expenses related to retail branch remodeling.

Income before Income Taxes and Minority Interests

As a result of the foregoing, income before income taxes and minority interests was ¥35.7 billion for the six months ended September 30, 2003, a ¥13.7 billion increase compared with ¥21.9 billion recorded for the six months ended September 30, 2002.

Income Tax (Benefit)

For the six months ended September 30, 2003, we recorded ¥0.5 billion in current income tax, an increase from ¥0.4 billion for the same period in the previous fiscal year. We also recorded deferred income tax of ¥1.1 billion to adjust our deferred tax assets to reflect a change in corporate income tax rates. Our significant amount of tax loss carryforwards allowed us to reduce the amount of current income taxes that we recorded for both periods.

Net Income

Our net income for the six months ended September 30, 2003 was ¥34.0 billion, a 28.6% increase compared with the same period in the prior fiscal year. In December 2003, Shinsei paid dividends for the six months ended September 30, 2003 of ¥6.50 per share of Class A preferred stock, ¥2.42 per share of Class B preferred stock and ¥1.11 per share of common stock. Due to the factors discussed above, as well as an increase in shareholders' equity resulting mainly from an increase in retained earnings, on an annualized basis our fully diluted return on equity for the six months ended September 30, 2003 was 9.9%, compared with 8.3% for the six months ended September 30, 2002. A decrease in total assets, which was primarily the result of our efforts to reduce the amount of problem loans and other loans to less creditworthy borrowers, led to our return on assets being 1.0% for the six months ended September 30, 2003, a slight increase from 0.7% for the same period in the previous fiscal year.

Total Assets

As of September 30, 2003, we had consolidated total assets of ¥6,508.8 billion, a 3.0% decrease compared with March 31, 2003. The slight decline was principally attributable to a decrease in securities as well as loans and bills discounted and was offset in part by an increase in trading assets and monetary assets held in trust.

Deposits

Retail deposits increased ¥100.6 billion in the six months ended September 30, 2003, reflecting continued growth of our retail banking business. Although most of our deposits remained denominated in yen, the foreign currency deposits of our retail customers grew rapidly from ¥58.5 billion as of March 31, 2003 to ¥118.0 billion as of September 30, 2003.

Debentures

As of September 30, 2003, we had ¥1,435.9 billion in debentures outstanding, including ¥27.7 billion of subordinated bonds. This represented 24.7% of our consolidated total liabilities and constituted a decline of 25.0% from March 31, 2003. Other than subordinated bonds, debentures are issued with terms of one, two, three or five years.

Shareholders' Equity

Total shareholders' equity as of September 30, 2003 increased ¥21.3 billion, or 3.1%, to ¥701.2 billion, compared with March 31, 2003, due primarily to an increase of ¥27.1 billion in retained earnings, offset in part by a ¥6.6 billion decrease in net unrealized gain on securities available-for-sale, net of taxes that was mainly attributable to the impact of increasing interest rates on the market value of our portfolio of Japanese government bonds.

Summary of Non-Consolidated Interim Statements of Income and Balance Sheets

We disclose non-consolidated interim financial information of Shinsei in addition to our consolidated interim financial statements. As a recipient of public funds, we are required by the Financial Services Agency (the "FSA") to update and report on Shinsei's achievement of non-consolidated performance targets set forth in its Revitalization Plan on a quarterly basis, and publicly disclose that information semiannually. Shinsei's plan was initially prepared by LTCB upon its emergence from nationalization and we have subsequently updated the plan in August 2001 and August 2003.

Shinsei accounts for a substantial portion of our consolidated financial condition and results of operations. For the fiscal year ended March 31, 2003, Shinsei accounted for 111.4% of our consolidated net income and 100.8% of our consolidated assets. As of and for the six months ended September 30, 2003, Shinsei accounted for 93.6% of our consolidated net income and 100.6% of our consolidated assets. The increase in the portion of our consolidated results attributable to our subsidiaries was due mainly to the favorable results of some of our pre-existing subsidiaries, such as Shinsei Securities Co., Ltd., as well as our acquisition in April 2003 of Life Housing Loan Co., Ltd., a housing loan company. While we believe our subsidiaries may account for an increasingly greater portion of our consolidated financial condition and results of operations in the future, we also believe our financial condition and results of operations will continue to reflect predominantly those of Shinsei.

Asset Quality and Disposal of Problem Loans (Non-Consolidated)

Disclosure of Claims Classified under the Financial Revitalization Law (Non-Consolidated)

Total problem claims decreased ¥78.9 billion, or 33.8%, between March 31, 2003 and September 30, 2003. Problem claims of all three categories continued to decrease in the six months ended September 30, 2003: claims against bankrupt and quasi-bankrupt obligors decreased 59.1% to ¥14.6 billion, doubtful claims decreased 4.6% to ¥94.4 billion, and substandard claims decreased 54.1% to ¥45.1 billion. As a result of these dramatic reductions, the ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of September 30, 2003 decreased to 4.1%, compared with 18.2% as of September 30, 2002.

Shinsei's other claims against caution obligors (*sono ta yochui-saki*) totaled ¥147.6 billion as of September 30, 2003 and a 40.7% decrease from the ¥249.0 billion as of March 31, 2003. These claims represented 3.9% of total non-consolidated claims as of September 30, 2003, down from 6.1% as of March 31, 2003.

Claims Classified under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen, except percentages	
	As of September 30, 2003	As of March 31, 2003
Claims against bankrupt and quasi-bankrupt obligors	**¥ 14.6**	¥ 35.7
Doubtful claims	**94.4**	99.0
Substandard claims	**45.1**	98.4
Total claims disclosed under the Financial Revitalization Law[1]	**154.2**	233.2
Normal claims and claims against caution obligors excluding substandard claims	**3,594.9**	3,854.9
Total claims	**¥3,749.2**	¥4,088.1
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	**4.1%**	5.7%

Note:
(1) Includes loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Coverage Ratios

As of September 30, 2003, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which are the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 99.2% for doubtful claims and 96.9% for substandard claims. For all claims classified under the Law, the coverage ratio was 98.6%.

Coverage Ratios for Non-Performing Claims Disclosed under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen, except percentages				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees[1]	Total	Coverage ratio
As of September 30, 2003					
Claims against bankrupt and quasi-bankrupt obligors	**¥ 14.6**	**¥ 3.1**	**¥ 11.4**	**¥ 14.6**	**100.0%**
Doubtful claims	**94.4**	**55.6**	**38.0**	**93.6**	**99.2**
Substandard claims	**45.1**	**17.9**	**25.7**	**43.7**	**96.9**
Total	**¥154.2**	**¥ 76.8**	**¥ 75.2**	**¥152.0**	**98.6**
As of September 30, 2002					
Claims against bankrupt and quasi-bankrupt obligors	¥274.7	¥ 99.0	¥175.6	¥274.7	100.0%
Doubtful claims	332.4	104.3	205.8	310.2	93.3
Substandard claims	186.6	45.7	102.3	148.0	79.3
Total	¥793.8	¥249.1	¥483.8	¥733.0	92.3
As of March 31, 2003					
Claims against bankrupt and quasi-bankrupt obligors	¥ 35.7	¥ 15.2	¥ 20.5	¥ 35.7	100.0%
Doubtful claims	99.0	53.4	44.8	98.3	99.3
Substandard claims	98.4	30.0	58.7	88.7	90.2
Total	¥233.2	¥ 98.7	¥124.0	¥222.7	95.5

Note:
(1) Includes part of the unreserved portion of claims that have become eligible to be sold back to the DIC pursuant to our cancellation right. We evaluate the likelihood of prompt acceptance by the DIC and credit only a portion of the payment we believe we are entitled to under the Share Purchase Agreement as collateral and guarantees.

Definitions of Claims Classified under the Financial Revitalization Law

The asset quality of the following balance sheet items is assessed under the Finance Revitalization Law: loans and bills discounted, foreign exchange, securities lent, accrued income and suspense payment in other assets, and customers' liabilities for acceptances and guarantees. The quality of these assets is categorized as follows on the basis of the financial condition and operating performance of the obligor.

Category	Definition
Claims against bankrupt and quasi-bankrupt obligors (*hasan kosei saiken oyobi korera ni junzuru saiken*)	Claims against obligors under bankruptcy and similar claims, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws.
Doubtful claims (*kiken saiken*)	Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Substandard claims (*youkanri saiken*)	Loans past due for three months or more and restructured loans, excluding those categorized as claims against bankrupt and quasi-bankrupt obligors or doubtful claims.
Normal claims (*seijo saiken*)	Claims against obligors that are experiencing no particular problems with their financial condition or operating performance, other than claims in any of the three categories above.

Disposal of Problem Claims

Shinsei uses a variety of methods for removing problem loans from its balance sheet, including sales, collections and, prior to the third anniversary of the closing date of the acquisition of LTCB, the return of loans to the DIC pursuant to our cancellation right. The following table sets forth a breakdown of disposals of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors on a non-consolidated basis:

Reduction of Problem Claims as Disclosed under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen	
	Six months ended September 30, 2003	Year ended March 31, 2003
Write-off/forgiveness	**¥12.1**	¥ 35.2
Sale	**16.2**	341.3
Transferred to the DIC via exercise of cancellation right	**44.3**	284.5
Securitization	**—**	—
Collections (newly classified as problem claims), net	**6.1**	219.4
Total	**¥78.9**	¥880.4

Reserve for Credit Losses

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated:

Reserve for Credit Losses (Non-Consolidated)

	Billions of yen, except percentages	
	As of September 30, 2003	As of March 31, 2003
General reserve for loan losses	**¥ 79.2**	¥ 96.5
Specific reserve for loan losses	**60.5**	71.1
Reserve for loans to restructuring countries	**0.0**	0.0
Subtotal of reserve for loan losses	**139.7**	167.7
Specific reserve for other credit losses	**53.1**	48.8
Total reserve for credit losses	**¥ 192.9**	¥ 216.5
Total claims[1]	**¥3,749.2**	¥4,088.1
Ratio of total reserve for loan losses to total claims	**3.7%**	4.1%
Ratio of total reserves for credit losses to total claims	**5.1%**	5.3%

Note:
(1) Total claims includes loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Risk-Monitored Loans

Risk-monitored loans decreased by 33.5% during the six months ended September 30, 2003 to ¥152.4 billion as of September 30, 2003. Most of the decline was attributable to the 70.8% or ¥52.6 billion decline in loans past due for three months or more to ¥21.6 billion as of September 30, 2003.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Risk-Monitored Loans (Consolidated)

	Billions of yen, except percentages	
	As of September 30, 2003	As of March 31, 2003
Loans and bills discounted	**¥3,277.4**	¥3,502.3
Loans to bankrupt obligors (A)	**¥ 10.4**	¥ 13.4
Non-accrual delinquent loans (B)	**96.6**	117.3
Total loans (A)+(B)	**107.1**	130.7
Ratio to total loans and bills discounted	**3.3%**	3.7%
Loans past due for three months or more (C)	**¥ 21.6**	¥ 74.3
Restructured loans (D)	**23.5**	24.2
Total risk-monitored loans (A)+(B)+(C)+(D)	**¥ 152.4**	¥ 229.3
Ratio to total loans and bills discounted	**4.7%**	6.5%
Reserve for credit losses	**¥ 192.3**	¥ 216.5

Risk-Monitored Loans (Non-Consolidated)

	Billions of yen, except percentages	
	As of September 30, 2003	As of March 31, 2003
Loans and bills discounted	**¥3,466.4**	¥3,673.1
Loans to bankrupt obligors (A)	**¥ 10.0**	¥ 13.2
Non-accrual delinquent loans (B)	**95.3**	116.0
Total loans (A)+(B)	**105.4**	129.2
Ratio to total loans and bills discounted	**3.0%**	3.5%
Loans past due for three months or more (C)	**¥ 21.6**	¥ 74.3
Restructured loans (D)	**23.4**	24.1
Total risk-monitored loans (A)+(B)+(C)+(D)	**¥ 150.5**	¥ 227.7
Ratio to total loans and bills discounted	**4.3%**	6.2%
Reserve for credit losses	**¥ 192.9**	¥ 216.5

Definitions of Categories of Risk-Monitored Loans

Risk-monitored loan is the collective term referring to loans to borrowers in bankruptcy, past due loans, loans past due for three months or more and restructured loans.

These disclosure categories do not take account of possible recoveries through the disposal of collateral pledged against such loans. Therefore, these figures are not meant to imply that the full amounts are uncollectible. Definitions of risk-monitored loans are as follows.

Category	Definition
Loans to bankrupt obligors (*hatan-saki saiken*)	Loans to legally bankrupt obligors.
Non-accrual delinquent loans (*entai-saki saiken*)	Loans to virtually bankrupt and possibly bankrupt obligors.
Loans past due for three months or more (*san-ka-getsu ijou entai saiken*)	Loans on which principal and/or interest are past due three months or more.
Restructured loans (*kashidashi jouken kanwa saiken*)	Loans with lending terms than have been changed in ways favorable to the borrower, including reducing interest rates, providing grace periods for repayment and forgiving a portion of the debt.

Reserve Policies

Claims against obligors, as categorized under self-assessment guidelines	Reserve policy
Claims against virtually and legally bankrupt obligors	We either write off directly or make a provision for, in the specific reserve for loan losses, the full amount of the unsecured, unguaranteed portion of the claim.
Claims against possibly bankrupt obligors	For most claims against possibly bankrupt obligors, we make a provision in the specific reserve for loan losses in an amount calculated based on the discounted cash flow method. For the remaining claims, we make a provision to that reserve for the unsecured, unguaranteed portion of the claims in the amount of the product of that portion and the higher of 70% or the estimated loss ratio, based on historical losses on claims in this category, for the next three years.
Claims against substandard obligors	For most claims against substandard obligors, we make a provision in the general reserve for loan losses in an amount calculated based on the discounted cash flow method. For the remaining claims, we make a provision to that reserve for the estimated amount of losses over three years computed based on the expected loss ratio for claims in this category.
Claims against caution obligors, other than claims against substandard obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over the average remaining term of the loans computed based on the expected loss ratio for claims in this category.
Claims against normal obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over a year computed based on the expected loss ratio for claims in this category.

Capital Ratios

Our capital adequacy ratio as of September 30, 2003 was 20.58%, compared with 20.10% as of March 31, 2003. While Tier II capital decreased, mainly due to the repayment of subordinated debt, the increase in Tier I capital, due primarily to our net income as well as the overall decrease in risk assets as a result of our efforts to reduce our problem loan balance, caused our capital ratio to increase. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, also increased from 14.27% as of March 31, 2003 to 15.44% as of September 30, 2003. The amount of our net deferred taxes represented 2.8% of our Tier I capital as of March 31, 2003 and 3.4% of our Tier I capital as of September 30, 2003.

Consolidated Capital Ratios

	Billions of yen, except percentages	
	As of September 30, 2003	As of March 31, 2003
Basic items (Tier I):		
Capital stock	**¥ 451.2**	¥ 451.2
Total Tier I (A)	**691.2**	659.8
Supplementary items (Tier II):		
General reserve for loan losses	**27.9**	28.8
Perpetual subordinated debt and bonds	**197.1**	235.8
Non-perpetual subordinated debt and bonds	**8.3**	8.5
Total	**233.4**	273.3
Amount eligible for inclusion in capital (B)	**233.4**	273.3
Deduction (C)	**3.5**	3.6
Total capital (D) [(A)+(B)–(C)]	**¥ 921.2**	¥ 929.5
Risk assets:		
On-balance sheet items	**¥3,883.3**	¥4,084.2
Off-balance sheet items	**592.0**	538.5
Total (E)	**¥4,475.3**	¥4,622.8
Consolidated capital adequacy ratio (D) / (E)	**20.58%**	20.10%
Consolidated Tier I capital ratio (A) / (E)	**15.44**	14.27

Consolidated Interim Balance Sheets (Unaudited)

Shinsei Bank, Limited and Consolidated Subsidiaries
September 30, 2003 and 2002, and March 31, 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003	**Sept. 30, 2003**
ASSETS				
Cash and due from banks (Notes 3 and 19)	**¥ 188,231**	¥ 274,693	¥ 245,337	**$ 1,691,973**
Call loans	**—**	88,100	536	**—**
Collateral related to securities borrowing transactions	**15,972**	96,505	1,966	**143,569**
Other monetary claims purchased (Note 4)	**186,900**	158,225	201,943	**1,680,002**
Trading assets (Notes 5, 19 and 28)	**597,955**	433,081	361,175	**5,374,880**
Monetary assets held in trust (Note 6)	**305,191**	218,067	170,045	**2,743,298**
Securities (Notes 7 and 19)	**1,520,345**	2,246,089	1,770,996	**13,666,025**
Loans and bills discounted (Notes 8, 19 and 27)	**3,277,418**	3,883,522	3,502,349	**29,459,942**
Foreign exchanges (Notes 16 and 19)	**10,683**	8,624	10,273	**96,031**
Other assets (Notes 9, 19 and 28)	**443,614**	423,027	503,635	**3,987,550**
Premises and equipment (Note 10)	**86,573**	86,710	86,117	**778,186**
Deferred discounts on and issuance expenses for debentures	**165**	244	185	**1,487**
Deferred tax assets	**23,233**	17,202	18,435	**208,842**
Customers' liabilities for acceptances and guarantees (Note 18)	**44,923**	87,785	50,544	**403,804**
Reserve for credit losses (Notes 11 and 30)	**(192,363)**	(322,637)	(216,570)	**(1,729,111)**
Total assets	**¥6,508,845**	¥7,699,243	¥6,706,971	**$58,506,478**
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Debentures (Note 12)	**¥1,435,968**	¥2,188,691	¥1,913,556	**$12,907,584**
Deposits, including negotiable certificates of deposit (Notes 13 and 19)	**2,654,537**	2,633,101	2,576,923	**23,861,008**
Call money	**109,100**	76,887	—	**980,674**
Payables under repurchase agreements (Note 19)	**431,552**	113,055	164,958	**3,879,126**
Collateral related to securities lending transactions (Note 19)	**258,157**	726,136	397,344	**2,320,514**
Trading liabilities (Notes 14 and 28)	**117,092**	182,707	117,497	**1,052,516**
Borrowed money (Notes 15 and 19)	**301,035**	437,510	336,888	**2,705,934**
Foreign exchanges (Note 16)	**2**	4	13	**25**
Other liabilities (Notes 17, 19 and 28)	**442,208**	574,086	452,587	**3,974,906**
Reserve for bonuses payable	**4,804**	5,258	9,098	**43,187**
Reserve for retirement benefits	**5,062**	20,463	5,856	**45,507**
Reserve for loss on disposition of premises and equipment	**77**	159	450	**692**
Reserve for loss on sale of bonds	**2,022**	—	1,248	**18,178**
Consolidation goodwill	**939**	—	—	**8,445**
Acceptances and guarantees (Notes 18 and 19)	**44,923**	87,785	50,544	**403,804**
Total liabilities	**5,807,483**	7,045,847	6,026,968	**52,202,100**
Minority interests in subsidiaries	**144**	2	166	**1,297**
Shareholders' equity:				
Capital stock (Note 20):				
Common stock	**180,853**	180,853	180,853	**1,625,652**
Preferred stock	**270,443**	270,443	270,443	**2,430,950**
Capital surplus (Note 20)	**18,558**	18,558	18,558	**166,817**
Retained earnings (Note 30)	**221,815**	168,101	194,666	**1,993,849**
Net unrealized gain on securities available-for-sale, net of taxes	**6,621**	12,488	13,243	**59,520**
Foreign currency translation adjustments	**2,925**	2,948	2,071	**26,293**
Treasury stock, at cost (Note 20)	**(0)**	(0)	(0)	**(0)**
Total shareholders' equity	**701,217**	653,393	679,837	**6,303,081**
Total liabilities, minority interests in subsidiaries and shareholders' equity	**¥6,508,845**	¥7,699,243	¥6,706,971	**$58,506,478**

See accompanying Notes to Consolidated Interim Financial Statements.

Consolidated Interim Statements of Income (Unaudited)

Shinsei Bank, Limited and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2002, and the year ended March 31, 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2003 (6 months)	Sept. 30, 2002 (6 months)	Mar. 31, 2003 (1 year)	**Sept. 30, 2003 (6 months)**
Interest income:				
Interest on loans and bills	**¥33,717**	¥ 49,010	¥ 88,865	**$303,079**
Interest and dividends on securities	**6,975**	6,744	14,158	**62,704**
Interest on deposits with banks	**529**	811	1,324	**4,761**
Other interest income	**3,739**	3,659	6,941	**33,614**
Total interest income	**44,962**	60,226	111,289	**404,158**
Interest expenses:				
Interest and discounts on debentures	**5,308**	11,923	20,412	**47,718**
Interest on deposits, including negotiable certificates of deposit	**5,728**	4,985	10,523	**51,494**
Interest on other borrowings	**5,144**	7,191	12,208	**46,240**
Other interest expenses	**535**	1,048	2,027	**4,809**
Total interest expenses	**16,716**	25,149	45,172	**150,261**
Net interest income	**28,246**	35,077	66,117	**253,897**
Fees and commissions income	**10,797**	10,139	20,767	**97,056**
Fees and commissions expenses	**3,195**	1,779	4,183	**28,720**
Net fees and commissions	**7,602**	8,359	16,584	**68,336**
Net trading (loss) income (Note 21)	**(244)**	5,398	8,513	**(2,197)**
Other business income (losses):				
Income on monetary assets held in trust	**12,931**	7,009	17,702	**116,240**
Net gain (loss) on securities and foreign exchanges	**4,849**	(14,175)	(16,707)	**43,589**
Other, net (Note 22)	**8,187**	10,142	15,519	**73,597**
Net other business income	**25,968**	2,976	16,514	**233,426**
Total revenue	**61,572**	51,812	107,730	**553,462**
General and administrative expenses:				
Personnel expenses	**16,113**	17,310	34,845	**144,845**
Premises expenses	**5,473**	5,574	11,112	**49,199**
Technology and data processing expenses	**2,932**	2,345	4,953	**26,362**
Advertising expenses	**1,444**	1,326	3,165	**12,989**
Consumption and property taxes	**1,951**	1,956	3,659	**17,546**
Deposit insurance premium	**969**	784	1,568	**8,713**
Other general and administrative expenses	**5,278**	5,189	10,443	**47,443**
Total general and administrative expenses	**34,164**	34,487	69,748	**307,097**
Net business profit	**27,408**	17,325	37,981	**246,365**
Credit recoveries (Notes 23 and 30)	**(7,251)**	(1,773)	(8,629)	**(65,181)**
Other gains (losses), net (Note 24)	**1,074**	2,852	(280)	**9,659**
Income before income taxes and minority interests	**35,734**	21,950	46,330	**321,205**
Income tax (benefit):				
Current	**562**	484	824	**5,058**
Deferred	**1,155**	(4,967)	(7,525)	**10,382**
Minority interests in net (loss) income of subsidiaries	**(21)**	(30)	0	**(196)**
Net income	**¥34,038**	¥ 26,464	¥ 53,030	**$305,961**
Basic net income per common share (Yen and U.S. dollars) (Note 29)	**¥23.63**	¥19.48	¥36.18	**$0.21**
Diluted net income per common share (Yen and U.S. dollars) (Note 29)	**16.79**	13.05	26.15	**0.15**

See accompanying Notes to Consolidated Interim Financial Statements.

Consolidated Interim Statements of Shareholders' Equity (Unaudited)

Shinsei Bank, Limited and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2002, and the year ended March 31, 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2003 (6 months)	Sept. 30, 2002 (6 months)	Mar. 31, 2003 (1 year)	**Sept. 30, 2003 (6 months)**
Common stock:				
Balance at beginning of period	**¥180,853**	¥180,853	¥180,853	**$1,625,652**
Balance at end of period	**180,853**	180,853	180,853	**1,625,652**
Preferred stock:				
Balance at beginning of period	**270,443**	270,443	270,443	**2,430,950**
Balance at end of period	**270,443**	270,443	270,443	**2,430,950**
Capital surplus:				
Balance at beginning of period	**18,558**	18,558	18,558	**166,817**
Balance at end of period	**18,558**	18,558	18,558	**166,817**
Retained earnings:				
Balance at beginning of period	**194,666**	145,094	145,094	**1,749,810**
Dividends paid	**(6,888)**	(3,457)	(3,457)	**(61,922)**
Net income	**34,038**	26,464	53,030	**305,961**
Balance at end of period	**221,815**	168,101	194,666	**1,993,849**
Net unrealized gain on securities available-for-sale, net of taxes:				
Balance at beginning of period	**13,243**	5,790	5,790	**119,046**
Net change during the period	**(6,622)**	6,697	7,453	**(59,526)**
Balance at end of period	**6,621**	12,488	13,243	**59,520**
Foreign currency translation adjustments:				
Balance at beginning of period	**2,071**	2,794	2,794	**18,624**
Net change during the period	**853**	154	(722)	**7,669**
Balance at end of period	**2,925**	2,948	2,071	**26,293**
Treasury stock, at cost:				
Balance at beginning of period	**(0)**	(0)	(0)	**(0)**
Balance at end of period	**(0)**	(0)	(0)	**(0)**
Total	**¥701,217**	¥653,393	¥679,837	**$6,303,081**

See accompanying Notes to Consolidated Interim Financial Statements.

Consolidated Interim Statements of Cash Flows (Unaudited)

Shinsei Bank, Limited and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2002, and the year ended March 31, 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	Sept. 30, 2003 (6 months)	Sept. 30, 2002 (6 months)	Mar. 31, 2003 (1 year)	**Sept. 30, 2003 (6 months)**
Cash flows from operating activities:				
Income before income taxes and minority interests	**¥ 35,734**	¥ 21,950	¥ 46,330	**$ 321,205**
Depreciation	**1,568**	1,467	3,183	**14,099**
Net change in reserve for credit losses	**(24,427)**	(47,395)	(153,462)	**(219,577)**
Net change in other reserves	**(4,759)**	(5,522)	(14,749)	**(42,786)**
Interest income	**(44,962)**	(60,226)	(111,289)	**(404,158)**
Interest expenses	**16,716**	25,398	45,172	**150,261**
Investment (gains) losses	**(10,919)**	8,277	10,123	**(98,155)**
Net exchange loss	**15,884**	33,987	40,579	**142,784**
Net change in trading assets	**(236,779)**	10,083	81,806	**(2,128,359)**
Net change in trading liabilities	**(404)**	9,126	(56,083)	**(3,640)**
Net change in loans and bills discounted	**220,782**	913,140	1,292,884	**1,984,561**
Net change in deposits, including negotiable certificates of deposit	**80,804**	372,336	316,158	**726,332**
Net change in debentures (other than subordinated bonds)	**(476,732)**	(580,905)	(846,846)	**(4,285,233)**
Net change in borrowed money (other than subordinated debt)	**(249)**	6,465	777	**(2,241)**
Net change in deposits with banks	**20,514**	25,576	98,744	**184,397**
Net change in call loans, other monetary claims purchased and collateral related to securities borrowing transactions	**5,962**	145,102	286,356	**53,598**
Net change in call money, commercial paper, payables under repurchase agreements and collateral related to securities lending transactions	**236,506**	2,979	(350,795)	**2,125,902**
Net change in foreign exchange assets	**(409)**	140,626	138,977	**(3,684)**
Net change in foreign exchange liabilities	**(10)**	(61)	(52)	**(93)**
Interest received	**52,864**	59,570	116,751	**475,187**
Interest paid	**(19,492)**	(31,715)	(56,140)	**(175,210)**
Net change in securities for trading purposes	**(17,171)**	—	(34,283)	**(154,351)**
Net change in monetary assets held in trust for trading purposes	**(132,058)**	(126,349)	(75,972)	**(1,187,039)**
Other, net	**47,793**	(41,398)	(387,310)	**429,601**
Subtotal	**(233,246)**	882,513	390,858	**(2,096,599)**
Income taxes paid	**(823)**	(352)	(449)	**(7,406)**
Net cash (used in) provided by operating activities	**(234,070)**	882,161	390,408	**(2,104,005)**
Cash flows from investing activities:				
Purchase of investments	**(970,837)**	(1,988,659)	(3,369,105)	**(8,726,630)**
Proceeds from sales of investments	**374,215**	204,523	1,057,382	**3,363,732**
Proceeds from maturity of investments	**841,245**	908,704	2,080,080	**7,561,754**
Purchase of premises and equipment	**(3,254)**	(6,779)	(9,515)	**(29,250)**
Proceeds from sales of premises and equipment	**763**	597	1,744	**6,862**
Net payment for acquisition of new subsidiaries and affiliates	**(22)**	(5)	(3,158)	**(198)**
Net cash provided by (used in) investing activities	**242,110**	(881,618)	(242,571)	**2,176,270**
Cash flows from financing activities:				
Repayment of subordinated debt	**(38,000)**	(23,000)	(117,600)	**(341,573)**
Payment for redemption of subordinated bonds	**(50)**	(11,452)	(19,398)	**(449)**
Dividends paid	**(6,888)**	(3,457)	(3,457)	**(61,922)**
Net cash used in financing activities	**(44,938)**	(37,910)	(140,456)	**(403,944)**
Net change in cash and cash equivalents	**(36,899)**	(37,367)	7,380	**(331,679)**
Cash and cash equivalents at beginning of period	**138,991**	131,610	131,610	**1,249,364**
Cash and cash equivalents at end of period (Note 3)	**¥ 102,092**	¥ 94,243	¥ 138,991	**$ 917,685**

See accompanying Notes to Consolidated Interim Financial Statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

Notes to Consolidated Interim Financial Statements (Unaudited)

1. Basis of Presentation

The accompanying consolidated interim financial statements of Shinsei Bank, Limited (the "Bank") and its subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of accounting principles and practices generally accepted in Japan and in conformity with the Banking Law of Japan, and compiled from the consolidated interim financial statements prepared under the provisions set forth in the Accounting Standards for Consolidated Interim Financial Statements (the Business Accounting Deliberation Council, March 13, 1998) and the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. Accordingly, the accompanying consolidated interim financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain reclassifications and rearrangements have been made to present the accompanying consolidated interim financial statements in a form that is familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information.

The preparation of consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Securities and Exchange Law of Japan, amounts less than one million yen have been omitted. As a result, the totals do not necessarily agree with the sum of the individual amounts.

Yen amounts, other than per share amounts, have been rounded down to millions of yen. All U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥111.25=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2003.

The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could have been converted, realized or settled in dollars at that or at any other rate.

The Bank was placed under temporary nationalization by the prime minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement dated February 9, 2000 (the "Share Purchase Agreement").

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Group applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are to be accounted for by the equity method.

The number of subsidiaries and affiliates as of September 30, 2003 and 2002 was as follows:

	As of September 30, 2003	2002
Consolidated subsidiaries	**40**	27
Unconsolidated subsidiary	**—**	1
Affiliates accounted for using the equity method	**4**	2

Major subsidiaries for the six months ended September 30, 2003 were as listed below:

Name	Location	Percentage ownership
Shinsei Trust & Banking Co., Ltd.	Japan	100%
Shinsei Securities Co., Ltd.	Japan	100%
Shinsei Investment Management Co., Ltd.	Japan	100%
Shinsei Bank Finance N.V.	Netherlands	100%
Shinsei Capital (USA), Ltd.	USA	100%

All significant intercompany transactions, account balances and unrealized profits and losses have been eliminated in consolidation. As of September 30, 2003, the six-month period ending dates are September 30 for 31 subsidiaries, July 31 for 3 subsidiaries and June 30 for 6 subsidiaries, of which one subsidiary is consolidated using its September 30 financial statements and the other subsidiaries are consolidated using the July 31 and the June 30 financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of the six-month periods to the date of the interim consolidated financial statements.

Any differences between the cost of an investment in subsidiaries and the Bank's share of the underlying equity in the net assets of the subsidiaries are amortized within 20 years when incurred or charged to income in the fiscal year incurred as long as such differences are considered to be immaterial.

(b) Translation of Foreign Currency Financial Statements and Transactions

The financial statements of foreign subsidiaries are translated into Japanese yen at exchange rates as of the balance sheet date, except for shareholders' equity, which is translated at the historical exchange rates. Differences arising from such translation are shown as foreign currency translation adjustments as a separate component of shareholders' equity in the accompanying consolidated interim balance sheets.

(i) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in affiliates which are translated at the relevant historical exchange rates.

(ii) Foreign currency accounts held by foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(c) Other Monetary Claims Purchased

Components of other monetary claims purchased are principally loans held for trading purposes. Loans held for trading purposes are recorded at estimated fair value and unrealized gains and losses are recorded in other business income (losses).

(d) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at the estimated amounts that would be settled if such positions were terminated at the end of the period, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid, the amount of increases/decreases in valuation gains/losses on the balance sheet date for securities and monetary claims, and the net change in valuation gains/losses during the period using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

(e) Monetary Assets Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income (losses). Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity. Instruments held in trust classified as held to maturity are carried at amortized cost.

(f) Securities

Securities other than investments in affiliates are classified into three categories, based principally on the Bank's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale for customers. Trading securities are carried at fair value with corresponding unrealized gains/losses recorded in income.

Securities being held to maturity are debt securities for which the Group has positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity. Cost of sale of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

Individual debt and equity securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(g) Depreciation Method

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of premises and equipment owned by the Group is computed principally using the straight-line method for premises and the declining-balance method for equipment over the estimated useful lives of the relevant assets. As for the depreciation expenses of premises and equipment under the declining-balance method for the six-month periods, the Group records estimated amounts of depreciation expenses attributable to the periods.

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly five years). Capitalized software for internal use is included in other assets.

The estimated useful lives at September 30, 2003 were principally as follows:

Buildings	6 years to 50 years
Equipment	4 years to 15 years

(h) Accounting for Lease Transactions

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if the required information is disclosed in the notes to the consolidated interim financial statements. All leases by entered into the Bank and its domestic subsidiaries have been accounted for as operating leases.

(i) Deferred Charges

Deferred charges are amortized as follows.

Discounts on discount debentures are amortized by the straight-line method over the terms of the debentures.

Debenture issuance costs are amortized by the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Japanese Commercial Code (the "Code") and its regulations.

Subsidiaries' deferred charges on the issuance of debentures are amortized by the straight-line method over the terms of the debentures.

Formation costs of subsidiaries have been expensed in the period incurred.

(j) Reserve for Credit Losses

The reserve for loan losses of the Bank and the domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

Under "Warranty of Loan-Related Assets" described in the Share Purchase Agreement, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction in value. To estimate the reserve amount, the precondition of exercise of the cancellation right has been taken into account. Where management reaches conclusions as to the exercise of the cancellation right are reached after the application deadline for exercising the cancellation right under the "Warranty" clause, adjustments are made to reserve for credit losses in the fiscal period in which such events occur.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, the specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

Effective March 31, 2003, the Bank applied the "discounted cash flow method" (hereinafter referred to as the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) book value of the claim. In cases where it is difficult to reasonably estimate future cash flow, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the Bank's internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and the reserve is provided based on the audit results.

For collateralized or guaranteed claims to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off as of March 31, 2003, and totals ¥9,956 million (U.S.$89,496 thousand) as of September 30, 2003.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it regarding claims that the Bank has already written off due to the bankruptcy of the obligors, but the return of which the DIC has not yet accepted, as well as a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans.

The subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual past loss ratio, and the specific reserve for the "possibly bankrupt" "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

(k) Derivatives and Hedge Accounting

Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the profits and losses on the hedged items are realized.

(i) Hedge of interest rate risks

In previous periods, the Bank principally applied a "macro hedge" for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the Japanese Institute of Certified Public Accountants (the "JICPA"). The effectiveness of the macro hedge was reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the preapproved limit under the Bank's risk control policies. Effective April 1, 2003, the Bank has adopted portfolio hedging in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities matched with a group of hedging instruments such as interest rate swaps, which offset effect of fair value fluctuations of the hedged items by identified maturities, are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is accessed by each group.

Deferred hedge losses and deferred hedge gains recorded on the balance sheet as of March 31, 2003 as a result of the macro hedge accounting are to be amortized as expenses or income over the remaining lives of the hedging instruments. The unamortized balance of deferred hedge losses and deferred hedge gains attributable to macro-hedge accounting as of September 30, 2003 were ¥6,274 million (U.S.$56,397 thousand) and ¥1,141 million (U.S.$10,257 thousand), respectively.

(ii) Hedge of foreign exchange fluctuation risks

Prior to April 1, 2003, the Bank accounted for fund swap and certain currency swap transactions on an accrual basis by applying the one-year transitional treatment provided in Industry Audit Committee Report No. 25 of the JICPA. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding fund borrowing or lending. Such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

Effective April 1, 2003, these swap transactions are accounted for using deferral hedge accounting by fully applying Industry Audit Committee Report No. 25. Under deferral hedge accounting, hedged items are identified by grouping the foreign-currency denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

As a result of the application of this new accounting standard, other assets decreased by ¥481 million (U.S.$4,325 thousand) and other liabilities decreased by ¥1,437 million (U.S.$12,918 thousand) as of September 30, 2003, as compared to the previous method. The application of the new accounting standard did not affect the Group's results of operations. Also as a result of the application of this accounting standard, unrealized transaction gains and losses for foreign currency forward transactions that were previously presented on a net basis are now recorded on a gross basis as derivative financial instruments in other assets and other liabilities. This change resulted in increases of other assets and other liabilities as of September 30, 2003 of ¥5,428 million (U.S.$48,794 thousand), respectively.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency exposures of a net investment in foreign affiliates and securities

available for sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are specified to be hedged with hedging instruments of liabilities as offsetting foreign currency exposures at their inception and the corresponding liabilities exceed the acquisition cost of such foreign currency exposures as assets to the extent that the translation gains or losses from hedging instruments and hedged items.

(iii) Intracompany derivative transactions
Intracompany derivative transactions between the trading book and the banking book are not eliminated since covering transactions with third parties against these derivative transactions designated as hedging instruments are appropriately conducted in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Report No. 24 and No. 25. As a result, in the banking book, realized gains/losses on such intracompany transactions are reported in current earnings and valuation gains/losses are deferred as assets/liabilities. On the other hand, in the trading book, realized gains/losses and valuation gains/losses on such intracompany transactions are substantially offset with those on such covering transactions with the third parties.

(l) Reserve for Bonuses Payable
The reserve for bonuses payable is provided in the amount of estimated bonuses which are attributable to each period.

(m) Reserve for Retirement Benefits
The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation and pension assets estimated at the beginning of the period as an amount attributable to the interim period. Net actuarial gain/loss and prior service cost are amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence. The transitional unrecognized net retirement benefit obligation of ¥9,081 million is being amortized using the straight-line method over 15 years.

The funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Bank on behalf of the government and a corporate portion established at the discretion of the Bank. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Bank applied for an exemption from its obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligation and related assets to the government by another subsequent application. The Bank obtained an approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on September 18, 2002.

As a result of the approval of exemption, the Bank recognized a gain on exemption from future pension obligation of the governmental program in the amount of ¥3,019 million in accordance with a transitional measurement of the accounting standard for employees' retirement benefits for the six months ended September 30, 2002.

(n) Reserve for Loss on Disposition of Premises and Equipment
The reserve for loss on disposition of premises and equipment includes the estimated amount of loss reasonably calculated based on such things as the relevant lease agreements with respect to such expenses as the restoration expenses accompanying the return of space that was leased for Bank branches.

(o) Special Statutory Reserves
Special statutory reserves include the reserve for indemnity for customers' losses due to failures in securities future transactions. The Group was in compliance with applicable laws and rules to estimate the reserve, which resulted in nil balance as of September 30, 2003.

(p) Reserve for Loss on Sale of Bonds
The reserve for loss on sale of bonds is established when the Bank officially plans a sale of a specific bond, based on the estimated net loss on sale of bonds and the related cancellation of derivatives designated as hedges for those bonds.

(q) Income Taxes
Deferred income taxes relating to temporary differences between financial and tax reporting and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize the deferred income taxes.

(r) Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, demand deposits with the Bank of Japan and non-interest-bearing deposits.

(s) Appropriation of Retained Earnings
Cash dividends and transfers to legal reserve are recorded in the fiscal year that the relevant proposed appropriation of retained earnings is approved by the Board of Directors and/or at the general meeting of common shareholders.

(t) Net Income per Common Share
Basic net income per common share is calculated as net income available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective period, retroactively adjusted for stock splits and/or reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which includes preferred shares, assuming that all preferred shares were converted into common stock at the beginning of the period within an applicable adjustment for related expenses and/or dividends on preferred stock.

(u) Reclassifications
Certain reclassifications have been made in the consolidated interim financial statements for the six months ended September 30, 2002 to conform to the presentation for the six months ended September 30, 2003.

3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at end of period and cash and due from banks in the consolidated interim balance sheets as of September 30, 2003 and 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Cash and due from banks	**¥188,231**	¥274,693	**$1,691,973**
Interest-bearing deposits included in due from banks (other than deposits with the Bank of Japan)	**(86,139)**	(180,450)	**(774,288)**
Cash and cash equivalents at end of period	**¥102,092**	¥ 94,243	**$ 917,685**

4. Other Monetary Claims Purchased

(a) Other monetary claims purchased as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Other monetary claims purchased:			
Trading purposes	**¥133,523**	¥ 21,968	**$1,200,210**
Other	**53,376**	136,256	**479,792**
Total	**¥186,900**	¥158,225	**$1,680,002**

(b) Estimated fair value of other monetary claims purchased for trading purposes as of September 30, 2003 was as follows:

	Millions of yen		Thousands of U.S. dollars	
	As of September 30, 2003			
	Estimated fair value	Unrealized gain	Estimated fair value	Unrealized gain
Other monetary claims purchased:				
Trading purposes	**¥133,523**	**¥1,469**	**$1,200,210**	**$13,206**

5. Trading Assets

Trading assets as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Trading assets:			
Trading securities	**¥484,169**	¥218,374	**$4,352,085**
Trading securities financial derivatives	**127**	—	**1,146**
Securities held to hedge trading transactions	**5,990**	32,259	**53,849**
Derivatives for securities held to hedge trading transactions	**33**	—	**300**
Trading-related financial derivatives	**107,634**	182,446	**967,500**
Total	**¥597,955**	¥433,081	**$5,374,880**

6. Monetary Assets Held in Trust

(a) Monetary assets held in trust as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	**2003**
Monetary assets held in trust:			
Trading purposes	**¥295,863**	¥214,182	**$2,659,446**
Other	**9,328**	3,885	**83,852**
Total	**¥305,191**	¥218,067	**$2,743,298**

(b) Estimated fair value of monetary assets held in trust for trading purposes as of September 30, 2003 and 2002 was as follows:

	Millions of yen				Thousands of U.S. dollars	
	As of September 30,					
	2003		2002		**2003**	
	Estimated fair value	Unrealized gain	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized gain
Monetary assets held in trust:						
Trading purposes	**¥295,863**	**¥1,236**	¥214,182	¥(1,161)	**$2,659,446**	**$11,118**

(c) Acquisition cost and book value of other monetary assets held in trust as of September 30, 2003 and 2002 were as follows:

	Millions of yen							
	As of September 30, 2003				As of September 30, 2002			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value
Monetary assets held in trust:								
Other	**¥9,328**	**¥ —**	**¥ —**	**¥9,328**	¥3,885	¥ —	¥ —	¥3,885

	Thousands of U.S. dollars			
	As of September 30, 2003			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value
Monetary assets held in trust:				
Other	**$83,852**	**$ —**	**$ —**	**$83,852**

7. Securities

Securities as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	**2003**
Securities:			
Trading securities	**¥ 79,519**	¥ 12,950	**$ 714,779**
Securities being held to maturity	**20**	20	**183**
Securities available-for-sale:			
Marketable securities, at estimated fair value	**1,350,855**	2,175,089	**12,142,521**
Securities whose fair value is not readily determinable, at amortized cost	**86,421**	57,145	**776,822**
Equity of affiliates, using the equity method	**3,528**	883	**31,720**
Total	**¥1,520,345**	¥2,246,089	**$13,666,025**

Amortized cost and the estimated fair value of marketable securities (other than trading securities) as of September 30, 2003 and 2002 were as follows:

	Millions of yen			
	As of September 30, 2003			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Securities being held to maturity (Japanese national government bonds only)	**¥ 20**	**¥ 1**	**¥ —**	**¥ 21**
Securities available-for-sale:				
Equity securities	**¥ 1,450**	**¥ 226**	**¥ 49**	**¥ 1,627**
Japanese national government bonds	**1,049,613**	**594**	**4,951**	**1,045,256**
Japanese local government bonds	**47,689**	**0**	**55**	**47,633**
Japanese corporate bonds	**50,678**	**152**	**232**	**50,598**
Other	**189,957**	**18,712**	**3,243**	**205,739**
Total securities available-for-sale	**¥1,339,389**	**¥19,685**	**¥8,532**	**¥1,350,855**

	Millions of yen			
	As of September 30, 2002			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Securities being held to maturity (Japanese national government bonds only)	¥ 20	¥ 1	¥ —	¥ 22
Securities available-for-sale:				
Equity securities	¥ 8,514	¥ 78	¥ 531	¥ 8,060
Japanese national government bonds	1,733,483	9,770	228	1,743,025
Japanese local government bonds	31	0	—	31
Japanese corporate bonds	25,221	289	142	25,368
Other	386,425	27,357	15,179	398,603
Total securities available-for-sale	¥2,153,676	¥37,495	¥16,082	¥2,175,089

Gross unrealized losses as of September 30, 2002, as presented above, include the valuation losses related to certain securities with embedded derivatives, which are carried at ¥110 million and for which the losses have been recorded in other business income (losses).

	Thousands of U.S. dollars			
	As of September 30, 2003			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Securities being held to maturity (Japanese national government bonds only)	**$ 183**	**$ 11**	**$ —**	**$ 194**
Securities available-for-sale:				
Equity securities	**$ 13,040**	**$ 2,037**	**$ 448**	**$ 14,628**
Japanese national government bonds	**9,434,725**	**5,344**	**44,507**	**9,395,562**
Japanese local government bonds	**428,667**	**0**	**499**	**428,168**
Japanese corporate bonds	**455,540**	**1,369**	**2,094**	**454,816**
Other	**1,707,480**	**168,199**	**29,152**	**1,849,347**
Total securities available-for-sale	**$12,039,452**	**$176,949**	**$76,700**	**$12,142,521**

Gross unrealized gains as of September 30, 2003, as presented above, do not include the valuation gains related to certain securities with embedded derivatives, which are carried at ¥313 million (U.S.$2,820 thousand) and for which the gains have been recorded in other business income (losses).

Securities available-for-sale sold during the six months ended September 30, 2003 and 2002 were as follows:

	Millions of yen					
	Six months ended September 30, 2003			Six months ended September 30, 2002		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale	**¥373,584**	**¥3,018**	**¥1,321**	¥202,740	¥4,233	¥155

	Thousands of U.S. dollars		
	Six months ended September 30, 2003		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale	**$3,358,059**	**$27,134**	**$11,882**

In addition to the above, profit and loss resulting from the cancellation of derivative instruments used to hedge these investments was recorded in other business income (losses) for the six months ended September 30, 2003 and 2002.

Amortized cost of securities available-for-sale whose fair value is not readily determinable as of September 30, 2003 and 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	**2003**
Equity securities	**¥ 2,264**	¥ 2,019	**$ 20,357**
Japanese corporate bonds	**72,323**	41,642	**650,095**
Foreign securities	**11,766**	12,280	**105,769**
Other	**66**	1,202	**601**
Total	**¥86,421**	¥57,145	**$776,822**

Redemption schedules for held-to-maturity and available-for-sale debt securities as of September 30, 2003 and 2002 were as follows:

	Millions of yen			
	As of September 30, 2003			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	**¥484,122**	**¥500,720**	**¥ 60,434**	**¥ —**
Japanese local government bonds	**47,624**	**0**	**13**	**—**
Japanese corporate bonds	**43,094**	**54,402**	**25,381**	**39**
Subtotal	**574,840**	**555,122**	**85,828**	**39**
Other	**9,576**	**75,463**	**107,058**	**3,497**
Total	**¥584,417**	**¥630,586**	**¥192,886**	**¥3,537**

	Millions of yen			
	As of September 30, 2002			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	¥1,090,438	¥347,324	¥305,262	¥ —
Japanese local government bonds	21	—	13	—
Japanese corporate bonds	9,930	30,190	26,848	40
Subtotal	1,100,390	377,515	332,125	40
Other	10,182	144,805	232,829	19,943
Total	¥1,110,573	¥522,320	¥564,955	¥19,984

	Thousands of U.S. dollars			
	As of September 30, 2003			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	**$4,351,663**	**$4,500,855**	**$ 543,227**	**$ —**
Japanese local government bonds	**428,081**	**5**	**118**	**—**
Japanese corporate bonds	**387,364**	**489,009**	**228,146**	**356**
Subtotal	**5,167,108**	**4,989,869**	**771,491**	**356**
Other	**86,083**	**678,324**	**962,321**	**31,442**
Total	**$5,253,191**	**$5,668,193**	**$1,733,812**	**$31,798**

8. Loans and Bills Discounted

Loans and bills discounted as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	**2003**
Loans and bills discounted:			
Loans on deeds	**¥2,438,111**	¥2,587,164	**$21,915,612**
Loans on bills	**400,688**	871,089	**3,601,697**
Bills discounted	**868**	971	**7,803**
Overdrafts	**437,697**	424,188	**3,934,359**
Other	**52**	108	**471**
Total	**¥3,277,418**	¥3,883,522	**$29,459,942**

(a) Loans and bills discounted include loans to bankrupt obligors totaling ¥10,457 million (U.S.$94,004 thousand) and ¥196,531 million as of September 30, 2003 and 2002, respectively, as well as non-accrual delinquent loans totaling ¥96,699 million (U.S.$869,209 thousand) and ¥366,935 million as of September 30, 2003 and 2002, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include past due loans (three months or more).

Past due loans (three months or more) consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of past due loans (three months or more) as of September 30, 2003 and 2002 were ¥21,697 million (U.S.$195,036 thousand) and ¥127,140 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or past due loans (three months or more). The outstanding balances of restructured loans as of September 30, 2003 and 2002 were ¥23,578 million (U.S.$211,944 thousand) and ¥59,600 million, respectively.

(b) The total outstanding amount deducted from the loan account for loan participations as of September 30, 2003 and 2002 was ¥327,881 million (U.S.$2,947,249 thousand) and ¥180,293 million, respectively. This "off-balance sheet" treatment was in accordance with the guideline issued by the JICPA.

(c) The amount of loans sold through senior certificates under a collateralized loan obligation ("CLO") securitization totaled ¥297,065 million (U.S.$2,670,247 thousand) and ¥242,058 million for the six months ended September 30, 2003 and 2002, respectively, with the subordinated certificates retained by the Bank totaling ¥113,238 million (U.S.$1,017,879 thousand) and ¥89,873 million as of September 30, 2003 and 2002, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

9. Other Assets

Other assets as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Other assets:			
Accrued income	¥ 30,496	¥ 42,279	$ 274,126
Prepaid expenses	684	755	6,156
Fair value of derivatives	32,832	27,755	295,122
Deferred losses on derivatives for hedging purposes	20,899	57,696	187,856
Financial stabilization fund contribution	70,239	70,239	631,362
Accounts receivable	135,026	135,181	1,213,717
Other	153,437	89,119	1,379,211
Total	¥443,614	¥423,027	$3,987,550

10. Premises and Equipment

Premises and equipment as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Premises and equipment:			
Land	¥ 38,834	¥39,145	$349,079
Buildings	41,573	41,080	373,698
Equipment	10,085	8,316	90,655
Security deposits	5,613	5,733	50,454
Other	569	666	5,121
Total	96,677	94,944	869,007
Accumulated depreciation	(10,103)	(8,233)	(90,821)
Net book value	¥ 86,573	¥86,710	$778,186

11. Reserve for Credit Losses

Reserve for credit losses as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Reserve for credit losses:			
Reserve for loan losses:			
General reserve	¥ 77,821	¥ 97,471	$ 699,519
Specific reserve	61,317	204,904	551,165
Reserve for loans to restructuring countries	28	113	259
Subtotal	139,167	302,488	1,250,943
Specific reserve for other credit losses	53,196	20,149	478,168
Total	¥192,363	¥322,637	$1,729,111

12. Debentures

Debentures as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Debentures:			
Coupon debentures	¥1,335,512	¥1,985,900	$12,004,603
Discount debentures	72,677	165,128	653,280
Subordinated bonds	27,779	37,662	249,701
Total	¥1,435,968	¥2,188,691	$12,907,584

Annual maturities of debentures as of September 30, 2003 were as follows:

	Millions of yen	Thousands of U.S. dollars
	As of September 30,	
Through the year ending September 30,		
2004	¥ 550,720	$ 4,950,299
2005	262,449	2,359,094
2006	312,406	2,808,150
2007	126,252	1,134,854
2008 and thereafter	184,139	1,655,187
Total	¥1,435,968	$12,907,584

13. Deposits, Including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Deposits:			
Current	¥ 22,023	¥ 20,925	$ 197,961
Ordinary	581,113	425,188	5,223,489
Notice	27,276	30,280	245,183
Time	1,422,783	1,633,072	12,789,068
Negotiable certificates of deposit	394,338	399,364	3,544,611
Other	207,002	124,269	1,860,696
Total	¥2,654,537	¥2,633,101	$23,861,008

14. Trading Liabilities

Trading liabilities as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Trading liabilities:			
Derivatives for securities held to hedge trading transactions	¥ 100	¥ 112	$ 899
Trading-related financial derivatives	116,406	182,594	1,046,351
Other	585	—	5,266
Total	¥117,092	¥182,707	$1,052,516

15. Borrowed Money

Borrowed money as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Borrowed money:			
Subordinated debt	¥194,000	¥326,600	$1,743,820
Borrowings from the Bank of Japan and other financial institutions	107,035	110,910	962,114
Total	¥301,035	¥437,510	$2,705,934

16. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Foreign exchange assets:			
Foreign bills bought	¥ 38	¥ 23	$ 344
Foreign bills receivable	2,415	3,740	21,710
Due from foreign banks	8,229	4,860	73,977
Total	¥10,683	¥8,624	$96,031

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Foreign exchange liabilities:			
Foreign bills payable	¥0	¥0	$ 7
Due to foreign banks	2	4	18
Total	¥2	¥4	$25

17. Other Liabilities

Other liabilities as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Other liabilities:			
Accrued expenses	¥ 43,858	¥ 50,281	$ 394,230
Unearned income	2,775	5,054	24,951
Income taxes payable	673	494	6,053
Fair value of derivatives	50,574	87,995	454,601
Matured debentures, including interest	53,223	62,786	478,413
Foreign exchange gains on currency swaps	—	89,410	—
Suspense receipts	112,020	102,399	1,006,929
Other	179,082	175,664	1,609,729
Total	¥442,208	¥574,086	$3,974,906

18. Acceptances and Guarantees

Acceptances and guarantees as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Acceptances and guarantees:			
Guarantees	¥44,674	¥87,409	$401,569
Letters of credit	244	376	2,196
Other	4	—	39
Total	¥44,923	¥87,785	$403,804

19. Assets Pledged as Collateral and Debts Collateralized

Assets pledged as collateral and debts collateralized as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Assets:			
Cash and due from banks	¥ 2,376	¥ 2,835	$ 21,357
Trading assets	481,156	229,345	4,324,998
Securities	616,281	1,543,045	5,539,605
Loans and bills discounted	2,294	109,570	20,627
Debts:			
Deposits, including negotiable certificates of deposit	¥ 12,879	¥ 11,695	$ 115,772
Payables under repurchase agreements	431,552	113,055	3,879,126
Collateral related to securities lending transactions	258,157	726,136	2,320,514
Borrowed money	2,834	10	25,481
Other liabilities	3,075	—	27,648
Acceptances and guarantees	2,340	5,762	21,042

In addition, ¥184,847 million (U.S.$1,661,553 thousand) of securities and ¥55 million (U.S.$500 thousand) of foreign exchanges as of September 30, 2003 and ¥283,428 million of securities and ¥61 million of foreign exchanges as of September 30, 2002 are pledged as collateral for transactions, including exchange settlements, swap transactions and the replacement of margin for future trading.

Also, ¥1,495 million (U.S.$13,439 thousand) and ¥2,592 million of margin deposits for futures transactions outstanding are included in other assets as of September 30, 2003 and 2002, respectively.

20. Reverse Stock Split

The Bank's common shareholders approved a 1-for-2 reverse common stock split at the general meeting of shareholders held on June 25, 2003. Consequently, as of July 29, 2003, the capital stock of the Bank consisted of 1,358,537 thousand shares of common stock, 74,528 thousand shares of Class A preferred stock and 600,000 thousand shares of Class B preferred stock.

The Bank's common shareholders approved the amendment of the conversion conditions of preferred stock simultaneously at the general meeting of shareholders held on June 25, 2003. Consequently, as of July 29, 2003, the conversion conditions of preferred stock have been amended as follows:

- For Class A preferred shares, the conversion price is changed to ¥360 from ¥180, and the maximum number of shares of common stock to one share of preferred stock is changed to two shares from four shares at the time of simultaneous conversion to common stock.
- For Class B preferred shares, a minimum conversion price is changed to ¥600 from ¥300, and the maximum conversion price is changed to ¥800 from ¥400. The maximum number of shares of common stock to one share of preferred stock at the time of simultaneous conversion to common stock is changed to 2/3 shares from 4/3 shares, and the minimum is changed to 1/2 share from one share.

21. Net Trading (Loss) Income

Net trading (loss) income for the six months ended September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2003	2002	2003
Net trading (loss) income:			
Income from trading securities	¥ 271	¥ 155	$ 2,436
(Loss on) income from derivatives for trading securities	(615)	673	(5,532)
Income from trading-related financial derivatives	177	3,986	1,592
Other, net	(77)	583	(693)
Total	¥(244)	¥5,398	$(2,197)

22. Other Business Income (Losses)

"Other, net" in other business income (losses) for the six months ended September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2003	2002	2003
"Other, net" in other business income (losses):			
Net gain on other monetary claims held for trading purposes	¥3,413	¥ 9,107	$30,679
Income from derivatives for banking purposes	4,318	1,000	38,818
Equity in net income (loss) of affiliates	99	(128)	893
(Losses) income from equity related derivatives	(560)	6	(5,041)
Amortization of goodwill	24	—	217
Amortization of debenture issuance costs	(104)	(248)	(936)
Other, net	997	405	8,967
Total	¥8,187	¥10,142	$73,597

23. Credit Recoveries

Credit recoveries for the six months ended September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2003	2002	2003
Credit recoveries:			
Losses on write-off of loans	¥ 663	¥ 23	$ 5,967
Losses on sale of loans	7	377	65
Net (reversal) provision of reserve for loan losses:			
Net reversal of general reserve for loan losses	(6,694)	(76,138)	(60,174)
Net (reversal) provision of specific reserve for loan losses	(6,685)	55,899	(60,095)
Net reversal of reserve for loan losses to restructuring countries	(23)	(32)	(214)
Subtotal	(13,403)	(20,271)	(120,483)
Net provision of specific reserve for other credit losses	4,366	18,096	39,250
Provision of reserve for loss on sale of bonds	1,114	—	10,020
Total	¥ (7,251)	¥ (1,773)	$ (65,181)

24. Other Gains, Net

Other gains, net, for the six months ended September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	Six months ended September 30,		
	2003	2002	2003
Other gains, net:			
Loss on disposal of premises and equipment	¥(1,228)	¥(1,088)	$(11,039)
Gain on exemption from future pension obligation	—	3,019	—
Pension-related costs	(562)	(598)	(5,058)
Gain on prescription of debentures	59	1,855	539
Recoveries of written-off claims	698	0	6,280
Provision for loss on disposition of premises and equipment	(77)	(159)	(692)
Refund of Tokyo regional bank tax	2,697	—	24,247
Other, net	(513)	(176)	(4,618)
Total	¥ 1,074	¥ 2,852	$ 9,659

25. Lease Transactions

(1) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee, as of September 30, 2003 and 2002 consisted of the following:

As Lessee

Acquisition cost, accumulated depreciation and net balance of leased property as of September 30, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Leased assets			
Acquisition cost:			
Equipment	¥238	¥ 950	$2,144
Other	179	390	1,613
Total	417	1,340	3,757
Accumulated depreciation:			
Equipment	119	682	1,071
Other	72	309	651
Total	191	992	1,722
Net balance:			
Equipment	119	267	1,073
Other	107	80	963
Total	¥226	¥ 348	$2,036

Lease obligations as of September 30, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	2003
Obligations:			
Due within one year	¥ 80	¥193	$ 724
Due after one year	150	165	1,352
Total	¥230	¥359	$2,076

Total lease payments were ¥47 million (U.S.$428 thousand) and ¥196 million for the six months ended September 30, 2003 and 2002, respectively, depreciation expenses were ¥45 million (U.S.$409 thousand) and ¥185 million for the six months ended September 30, 2003 and 2002, respectively, and interest expenses were ¥2 million (U.S.$24 thousand) and ¥6 million for the six months ended September 30, 2003 and 2002, respectively.

Depreciation expense is calculated using the straight-line method over the life of the respective leased assets with zero residual value. The difference between total lease payments and acquisition cost of leased assets is charged to interest expense, and is allocated to each period using the interest method.

As Lessor

The Group did not act as a lessor during the six months ended September 30, 2003. Therefore, no balance of leased assets was outstanding as of September 30, 2003.

Acquisition cost, accumulated depreciation and net balance of leased property as of September 30, 2002 were as follows:

	Millions of yen
	As of September 30, 2002
Leased assets	
Acquisition cost:	
Equipment	¥7,414
Other	2,118
Total	9,533
Accumulated depreciation:	
Equipment	5,271
Other	1,234
Total	6,506
Net balance:	
Equipment	2,143
Other	883
Total	¥3,026

Future lease payment receivables as of September 30, 2002 consisted of the following:

	Millions of yen
	As of September 30, 2002
Receivables:	
Due within one year	¥2,265
Due after one year	873
Total	¥3,138

Total lease revenues, depreciation expenses and interest income were ¥2,211 million, ¥1,738 million and ¥721 million, respectively, for the six months ended September 30, 2002.

Depreciation expense is calculated using the straight-line method over the lease term with zero residual value. The difference between total lease revenues and acquisition cost of leased assets is charged to interest income, and is allocated to each period using the interest method.

(2) Non-cancelable operating leases as of September 30, 2003 and 2002 consisted of the following:

As Lessee

	Millions of yen		Thousands of U.S. dollars
	As of September 30,		
	2003	2002	**2003**
Obligations:			
Due within one year	**¥2**	¥2	**$20**
Due after one year	**3**	5	**29**
Total	**¥5**	¥7	**$49**

As Lessor

	Millions of yen
	As of September 30, 2002
Receivables:	
Due within one year	¥20
Due after one year	—
Total	¥20

26. Segment Information

(a) Business Segment Information

The Group is engaged in banking and other related activities such as trust, securities and other businesses. Such segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

(c) Foreign Operating Income

Foreign operating income comprises transactions at the Bank's overseas branch and income from the overseas consolidated subsidiaries. The composition of this volume of transactions does not reach 10% of operating income, therefore foreign operating income segment information is not presented.

27. Off-Balance Sheet Lending-Related Financial Instruments

The Bank issues commitments to extend credit and establishes credit lines for overdraft by making agreements to meet the financing needs of its customers. Unfunded amounts of these commitments are ¥1,105,188 million (U.S.$9,934,279 thousand) and ¥1,054,628 million as of September 30, 2003 and 2002, respectively, out of which the original agreement terms of less than one year are ¥966,789 million (U.S.$8,690,242 thousand) and ¥965,480 million as of September 30, 2003 and 2002, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions to the effect that the Bank has the right to reject the drawdown or to reduce the amount depending on changes in financial circumstances, protection of claims or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

28. Derivative Financial Instruments

Purposes

The Group uses derivative financial instruments primarily to hedge risks for customers, to maximize the profits of its own trading account and to manage the potential risks in its own portfolios of assets and liabilities as a part of asset liability management.

Risk Management System

The Risk Management Division, which is independent of the front office, has the responsibility to manage the risk of the whole Bank. This division controls the measurement of market risk on a daily basis, monitors the market risk status on both the banking and trading divisions and reports periodically to the directors in charge. Credit risk is also controlled by the unified credit line and major derivative products are dealt with within the established limits. Credit exposure is monitored accordingly and the Bank may require such things as collateral to reduce credit risk on a case by case basis.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect such things as market risk or credit risk.

(a) Interest Rate-Related Transactions

Interest rate-related transactions as of September 30, 2003 and 2002 were as follows:

	Millions of yen		
	As of September 30, 2003		
	Contractual value or notional principal amount	Market value	Unrealized gain (loss)
Future contracts (listed)	**¥ 126,583**	**¥ 8**	**¥ 8**
Interest rate options (listed)	**89,994**	**(56)**	**(19)**
Interest rate swaps (over-the-counter)	**6,228,662**	**12,892**	**12,892**
Interest rate options (over-the-counter)	**1,369,386**	**5,737**	**5,643**
Total		**¥18,583**	**¥18,525**

	Millions of yen		
	As of September 30, 2002		
	Contractual value or notional principal amount	Market value	Unrealized gain
Future contracts (listed)	¥ 571,990	¥ 144	¥ 144
Interest rate options (listed)	1,084,730	119	119
Interest rate swaps (over-the-counter)	6,256,488	28,791	28,791
Interest rate options (over-the-counter)	762,422	757	757
Total		¥29,813	¥29,813

	Thousands of U.S. dollars		
	As of September 30, 2003		
	Contractual value or notional principal amount	Market value	Unrealized gain (loss)
Future contracts (listed)	**$ 1,137,828**	**$ 79**	**$ 79**
Interest rate options (listed)	**808,938**	**(506)**	**(174)**
Interest rate swaps (over-the-counter)	**55,987,982**	**115,890**	**115,890**
Interest rate options (over-the-counter)	**12,309,088**	**51,576**	**50,724**
Total		**$167,039**	**$166,519**

Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated interim statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(b) Currency-Related Transactions
Currency-related transactions as of September 30, 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars		
	As of September 30, 2003					
	Contractual value or notional principal amount	Market value	Unrealized gain (loss)	Contractual value or notional principal amount	Market value	Unrealized gain (loss)
Currency swaps (over-the-counter)	**¥220,871**	**¥(1,554)**	**¥(1,554)**	**$1,985,362**	**$(13,974)**	**$(13,974)**
Forward foreign exchange contracts (over-the-counter)	**202,849**	**2,169**	**2,169**	**1,823,365**	**19,500**	**19,500**
Currency options (over-the-counter)	**151,548**	**711**	**1,109**	**1,362,229**	**6,400**	**9,969**
Total		**¥ 1,326**	**¥ 1,723**		**$ 11,926**	**$ 15,495**

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated interim statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.
(2) Forward foreign exchange contracts and currency options, which had been marked to market, were included in the table above. Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

Currency-related transactions as of September 30, 2002 were as follows:

	Millions of yen		
	As of September 30, 2002		
	Notional principal amount	Market value	Unrealized loss
Currency swaps (over-the-counter)	¥409,947	¥(3,417)	¥(3,417)

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated interim statements of income. Swaps for which hedge accounting was adopted as explained in (2) below were excluded from the table above.
(2) Certain swaps that were accounted for on an accrual basis based on the transitional treatment provided in Industry Audit Committee Report No. 25 of the JICPA were as follows:

	Millions of yen		
	As of September 30, 2002		
	Notional principal amount	Market value	Unrealized loss
Currency swaps (over-the-counter)	¥109,831	¥(3,164)	¥(3,164)

Forward foreign exchange contracts and currency options that were marked to market and reported in the consolidated interim statements of income were as follows:

	Millions of yen
	As of September 30, 2002
	Contractual value
Forward foreign exchange contracts (over-the-counter)	¥409,572
Currency options (over-the-counter)	106,949

(c) Equity-Related Transactions
Equity-related transactions as of September 30, 2003 and 2002 were as follows:

	Millions of yen					
	As of September 30, 2003			As of September 30, 2002		
	Contractual value	Market value	Unrealized gain (loss)	Contractual value	Market value	Unrealized gain (loss)
Equity index futures (listed)	**¥1,788**	**¥ 3**	**¥ 3**	¥2,381	¥(6)	¥(6)
Equity index options (listed)	**660**	**12**	**(15)**	12	9	9
Equity options (listed)	**237**	**(0)**	**6**	—	—	—
Equity options (over-the-counter)	**9,400**	**16**	**(8)**	—	—	—
Other (over-the-corner)	**490**	**28**	**(0)**	—	—	—
Total		**¥60**	**¥(15)**		¥3	¥3

Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated interim statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

	Thousands of U.S. dollars		
	As of September 30, 2003		
	Contractual value	Market value	Unrealized gain (loss)
Equity index futures (listed)	**$16,073**	**$ 30**	**$ 30**
Equity index options (listed)	**5,933**	**109**	**(139)**
Equity options (listed)	**2,135**	**(2)**	**59**
Equity options (over-the-counter)	**84,494**	**149**	**(81)**
Other (over-the-counter)	**4,404**	**256**	**(8)**
Total		**$542**	**$(139)**

(d) Bond-Related Transactions
Bond-related transactions as of September 30, 2003 and 2002 were as follows:

	Millions of yen					
	As of September 30, 2003			As of September 30, 2002		
	Notional principal amount	Market value	Unrealized gain (loss)	Notional principal amount	Market value	Unrealized loss
Bond futures (listed)	**¥11,767**	**¥(65)**	**¥(65)**	¥ 1,850	¥ (7)	¥ (7)
Bond futures options (listed)	**1,201**	**(0)**	**1**	43,087	(54)	(54)
Total		**¥(66)**	**¥(64)**		¥(61)	¥(61)

Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated interim statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

	Thousands of U.S. dollars		
	As of September 30, 2003		
	Notional principal amount	Market value	Unrealized gain (loss)
Bond futures (listed)	**$105,771**	**$(593)**	**$(593)**
Bond futures options (listed)	**10,800**	**(6)**	**9**
Total		**$(599)**	**$(584)**

(e) Commodity Derivatives Transactions
The Group has no outstanding positions arising from commodity derivatives transactions.

(f) Credit Derivatives Transactions
Credit derivatives transactions as of September 30, 2003 and 2002 were as follows:

	Millions of yen					
	As of September 30, 2003			As of September 30, 2002		
	Notional principal amount	Market value	Unrealized gain	Notional principal amount	Market value	Unrealized loss
Credit default option (over-the-counter)	**¥218,965**	**¥173**	**¥173**	¥50,932	¥(471)	¥(471)

Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated interim statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

	Thousands of U.S. dollars		
	As of September 30, 2003		
	Notional principal amount	Market value	Unrealized gain
Credit default option (over-the-counter)	**$1,968,231**	**$1,556**	**$1,556**

29. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the six months ended September 30, 2003 and 2002, after giving effect to the 1-for-2 reverse common stock split consummated on July 29, 2003 was as follows:

	Net income (Millions of yen)	Weighted average shares (Thousands)	EPS (Yen)	EPS (U.S. dollars)
For the six months ended September 30, 2003:				
Basic EPS				
Net income available to common shareholders	**¥32,101**	**1,358,537**	**¥23.63**	**$ 0.21**
Effect of dilutive securities				
Preferred stock	**1,936**	**669,128**		
Diluted EPS				
Net income for computation	**¥34,038**	**2,027,666**	**16.79**	**0.15**

	Net income (Millions of yen)	Weighted average shares (Thousands)	EPS (Yen)
For the six months ended September 30, 2002:			
Basic EPS			
Net income available to common shareholders	¥26,464	1,358,537	¥19.48
Effect of dilutive securities			
Preferred stock	—	669,128	
Diluted EPS			
Net income for computation	¥26,464	2,027,666	13.05

30. Subsequent Events

(a) In November 2003, the Bank received the consent of the DIC regarding certain claims on which the Bank claimed to exercise the cancellation right under the "Warranty" clause. As a result, an adjustment of ¥9,434 million to reserve for credit losses will be recorded as a gain during the second half of the year ending March 31, 2004.
(b) The following interim dividends were paid on December 19, 2003 upon resolution of the Board of Directors held on November 20, 2003 (NY time):

		Millions of yen
Class A preferred stock	(¥6.50 per share)	¥ 484
Class B preferred stock	(¥2.42 per share)	1,452
Common stock	(¥1.11 per share)	1,507
Total		¥3,444

Non-Consolidated Interim Balance Sheets (Unaudited)

Shinsei Bank, Limited
September 30, 2003 and 2002, and March 31, 2003

	Millions of yen			Thousands of U.S. dollars
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003	**Sept. 30, 2003**
ASSETS				
Cash and due from banks	**¥ 183,753**	¥ 274,735	¥ 242,713	**$ 1,651,718**
Call loans	**—**	88,100	536	**—**
Collateral related to securities borrowing transactions	**15,972**	96,505	1,966	**143,569**
Other monetary claims purchased	**97,268**	105,025	127,072	**874,322**
Trading assets	**594,024**	564,724	356,406	**5,339,547**
Monetary assets held in trust	**362,542**	253,603	176,692	**3,258,808**
Securities	**1,458,001**	2,264,287	1,768,003	**13,105,628**
Loans and bills discounted	**3,466,434**	4,000,463	3,673,158	**31,158,960**
Foreign exchanges	**10,683**	8,624	10,273	**96,031**
Other assets	**434,696**	410,249	495,490	**3,907,382**
Premises and equipment	**22,545**	22,019	21,912	**202,657**
Deferred discounts on and issuance expenses for debentures	**147**	217	163	**1,328**
Deferred tax assets	**23,041**	17,086	18,330	**207,118**
Customers' liabilities for acceptances and guarantees	**73,193**	139,242	87,580	**657,916**
Reserve for credit losses	**(192,960)**	(323,109)	(216,590)	**(1,734,472)**
Total assets	**¥6,549,344**	¥7,921,775	¥6,763,710	**$58,870,512**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Debentures	**¥1,411,373**	¥2,154,345	¥1,888,405	**$12,686,501**
Deposits, including negotiable certificates of deposit	**2,793,250**	2,688,117	2,602,902	**25,107,869**
Call money	**109,100**	76,887	—	**980,674**
Payables under repurchase agreements	**431,552**	113,055	164,958	**3,879,126**
Collateral related to securities lending transactions	**258,157**	726,136	397,344	**2,320,514**
Trading liabilities	**116,359**	319,231	118,255	**1,045,931**
Borrowed money	**326,095**	463,631	358,259	**2,931,191**
Foreign exchanges	**876**	39	8,918	**7,881**
Other liabilities	**319,734**	565,646	441,904	**2,874,014**
Reserve for bonuses payable	**3,840**	4,416	7,293	**34,525**
Reserve for retirement benefits	**4,966**	20,432	5,813	**44,643**
Reserve for loss on disposition of premises and equipment	**77**	159	450	**692**
Reserve for loss on sale of bonds	**2,022**	—	1,248	**18,178**
Acceptances and guarantees	**73,193**	139,242	87,580	**657,916**
Total liabilities	**5,850,599**	7,271,341	6,083,335	**52,589,655**
Shareholders' equity:				
Capital stock:				
Common stock	**180,853**	180,853	180,853	**1,625,652**
Preferred stock	**270,443**	270,443	270,443	**2,430,950**
Capital surplus	**18,558**	18,558	18,558	**166,817**
Retained earnings:				
Legal reserve	**4,134**	2,756	2,756	**37,161**
Unappropriated retained earnings	**218,140**	165,335	194,564	**1,960,812**
Net unrealized gain on securities available-for-sale, net of taxes	**6,615**	12,487	13,199	**59,465**
Treasury stock, at cost	**(0)**	(0)	(0)	**(0)**
Total shareholders' equity	**698,745**	650,434	680,374	**6,280,857**
Total liabilities and shareholders' equity	**¥6,549,344**	¥7,921,775	¥6,763,710	**$58,870,512**

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥111.25=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2003.

Non-Consolidated Interim Statements of Income (Unaudited)

Shinsei Bank, Limited
For the six months ended September 30, 2003 and 2002, and the year ended March 31, 2003

	Millions of yen			Thousands of U.S. dollars
	Sept. 30, 2003 (6 months)	Sept. 30, 2002 (6 months)	Mar. 31, 2003 (1 year)	**Sept. 30, 2003 (6 months)**
Interest income:				
Interest on loans and bills	**¥33,551**	¥ 50,104	¥ 90,611	**$301,587**
Interest and dividends on securities	**6,786**	10,444	21,538	**61,001**
Interest on deposits with banks	**530**	997	1,535	**4,765**
Other interest income	**2,846**	3,643	6,510	**25,586**
Total interest income	**43,714**	65,190	120,196	**392,939**
Interest expenses:				
Interest and discounts on debentures	**4,895**	11,255	19,198	**44,005**
Interest on deposits, including negotiable certificates of deposit	**5,766**	5,371	10,991	**51,833**
Interest on other borrowings	**5,441**	7,843	13,360	**48,915**
Other interest expenses	**534**	1,051	2,019	**4,806**
Total interest expenses	**16,638**	25,522	45,569	**149,559**
Net interest income	**27,075**	39,668	74,626	**243,380**
Fees and commissions income	**8,489**	8,949	18,399	**76,310**
Fees and commissions expenses	**2,914**	1,742	3,824	**26,201**
Net fees and commissions	**5,574**	7,206	14,575	**50,109**
Net trading (loss) income	**(721)**	685	2,807	**(6,485)**
Other business income (losses):				
Income on monetary assets held in trust	**15,632**	17,755	33,063	**140,514**
Net gain (loss) on securities and foreign exchanges	**4,670**	(14,175)	(17,803)	**41,983**
Other, net	**5,273**	851	(212)	**47,402**
Net other business income	**25,576**	4,431	15,047	**229,899**
Total revenue	**57,505**	51,991	107,056	**516,903**
General and administrative expenses:				
Personnel expenses	**13,427**	14,753	28,366	**120,700**
Premises expenses	**6,302**	6,561	13,317	**56,651**
Technology and data processing expenses	**2,731**	2,183	4,621	**24,555**
Advertising expenses	**1,405**	1,311	3,115	**12,632**
Consumption and property taxes	**1,326**	1,364	2,498	**11,919**
Deposit insurance premium	**969**	784	1,568	**8,713**
Other general and administrative expenses	**6,462**	5,916	11,789	**58,090**
Total general and administrative expenses	**32,625**	32,875	65,278	**293,260**
Net business profit	**24,880**	19,116	41,778	**223,643**
Credit recoveries	**(6,576)**	(2,680)	(10,099)	**(59,110)**
Other gains (losses), net	**1,320**	3,162	(153)	**11,873**
Income before income taxes	**32,777**	24,958	51,724	**294,626**
Income tax (benefit):				
Current	**(164)**	14	71	**(1,482)**
Deferred	**1,099**	(4,918)	(7,438)	**9,879**
Net income	**¥31,843**	¥ 29,862	¥ 59,091	**$286,229**

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥111.25=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2003.

Management

As of January 31, 2004

Board of Directors and Statutory Auditors

Chairman and President	Masamoto Yashiro	
Senior Managing Director	Hidebumi Mori	
Senior Managing Director	Teruaki Yamamoto	
Director	Tadashi Ishikuro	
Director	Timothy C. Collins	CEO, Ripplewood Holdings, LLC
Director	J. Christopher Flowers	Director, The Enstar Group, Inc.
Director	Akira Aoki	Counselor, Japan Securities Finance Co., Ltd.
Director	Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Director	Minoru Makihara	Chairman, Mitsubishi Corporation
Director	Nobuaki Ogawa	Lawyer
Director	Michael J. Boskin	Professor, Stanford University
Director	Emilio Botín	Chairman, Banco Santander Central Hispano SA
Director	Donald B. Marron	Chairman, UBS America
Director	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
Director	David Rockefeller	
Standing Statutory Auditor	Koji Saito	
Statutory Auditor	Akira Sudo	Certified Public Accountant
Statutory Auditor	Makiko Yasuda	Lawyer

Senior Advisors

Senior Advisor	Paul A. Volcker	
Senior Advisor	Vernon E. Jordan, Jr.	Senior Managing Director, Lazard Frères & Co. LLC
Senior Advisor	John S. Reed	

Corporate Executive Officers

CEO	Masamoto Yashiro
Vice Chairman	Thierry Porté(*1)
Senior Managing Director	Hidebumi Mori
Senior Managing Director, Institutional Banking Group	Teruaki Yamamoto
Director, Corporate Banking Business Sub-Group	Tadashi Ishikuro
Institutional Banking Group and Corporate Banking Business Sub-Group	Clark Graninger(*2)
Retail Banking Group	K. Sajeeve Thomas
Chief Financial Officer	John E. Mack
Banking Infrastructure Group	Dhananjaya Dvivedi
Risk Management Group	Janak Raj
Relationship Group	Koichiro Nakaya
Corporate Business Solutions Sub-Group	Junzo Tomii
Financial and Capital Markets Sub-Group	Masazumi Kato
Retail Sales Sub-Group	Satoru Katayama

Notes: (*1) Appointed on November 21, 2003
(*2) Appointed on September 18, 2003

Employees

Consolidated	**Sept. 30, 2003**	Mar. 31, 2003	Sept. 30, 2002
Number of Employees	**2,360**	2,252	2,414

Non-Consolidated	**Sept. 30, 2003**	Mar. 31, 2003	Sept. 30, 2002
Number of Employees	**2,117**	2,055	2,226
Male	**1,220**	1,177	1,267
Female	**897**	878	959

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Stock(*1):
2,500,000,000
Preferred Stock:
674,528,000

Number of Shares Issued
Common Stock(*2, 3):
1,358,573,606
Preferred Stock:

Class A	74,528,000
Class B	600,000,000

Number of Shareholders
4

Shareholders
New LTCB Partners C.V.
(98.94% of common stock)
GGR Cayman L.P.
(1.05% of common stock)
Deposit Insurance Corporation of Japan
(100.00% of Class A preferred stock)
Resolution and Collection Corporation
(100.00% of Class B preferred stock)

(As of September 30, 2003)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.

(*2) There was a 1-for-2 reverse stock split on July 29, 2003.

(*3) Since February 19, 2004, the Bank's common stock has been listed on the First Section of the Tokyo Stock Exchange.

Network

Americas:
New York Representative Office
Shinsei Capital (USA), Ltd.
Grand Cayman Branch
Shinsei Bank Finance N.V.

Domestic Branches:
Head Office (Tokyo)
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
LaLaport Branch
Tokyo Branch
Marunouchi Annex
(Housing Loan Center Tokyo)
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch
(As of February 9, 2004)

Domestic Sub-Branches (ATM only):
Shinsei Bank
9 locations
Keikyu Station Bank
34 locations
Shinsei Daily Bank
15 locations
(As of February 9, 2004)
Co-managed under a tie-up with IY Bank Co., Ltd.
7,126 locations
(As of January 31, 2004)

SHINSEI BANK

SHINSEI BANK, LIMITED

For further information, please contact:
Corporate Communications Division
SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME,
CHIYODA-KU, TOKYO 100-8501, JAPAN
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: webmaster@shinseibank.com

Printed in Japan on recycled paper

Exhibit B - 1

04 MAR -5 PM 7:21

March 23, 2004

Company Name: Shinsei Bank, Limited
Name of representative:
Masamoto Yashiro
President & CEO
(Code: 8303 TSE First Section)

Announcement Regarding Receipt of the Notice of the Filing of the Complaint (Supplement)

As we informed you by way of our "Announcement Regarding Receipt of the Notice of the Filing of the Complaint" dated March 9, 2004, on or around March 8, 2004, EST, copies of the Summons (dated March 3, 2004) and the First Amended Complaint (dated April 15, 2002) in the action for damages filed against Shinsei Bank, Limited ("the Bank") as a defendant (in the court in the Commonwealth of the Northern Mariana Islands (Saipan)) were delivered to the New York Representative Office of the Bank, in New York, U.S.A, sent from attorneys in Saipan acting on behalf of the bankruptcy trustee of EIE International Corporation which was declared bankrupt by the Tokyo District Court. This time, on March 23, 2004, another set of the Summons and the First Amended Complaint, which were identical to those the Bank received on March 9, 2004, were served upon the Bank at its headquarters by way of special postal delivery through the 5th Civil Division of the Tokyo District Court pursuant to the Hague Convention on the Service Abroad of Judicial and Extra-Judicial Documents in Civil and Commercial Matters.

[Annex A]

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENT

Interim Report for the six months ended September 30, 2003

Interim Report 2003 (for six months from April 1, 2003 to September 30, 2003) (Japanese language document) is a business and financial report that the Bank published voluntarily. There is no legal or regulatory requirements to publish the report. Although there is no direct English translation of the report, its contents are basically the same with the English Language Document, Interim Report for the six.months ended September 30, 2003 attached hereto as Exhibit A-2.